SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)

Jeffrey W. Benck
President and Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Marilyn W. Sonnie Acting General Counsel Emulex Corporation 3333 Susan Street Costa Mesa, California 92626 (714) 662-5600	Robert A. Profusek Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Emulex Corporation, a Delaware corporation (“Emulex”). The address of Emulex’s principal executive office is 3333 Susan Street, Costa Mesa, California 92626 and its telephone number is (714) 662-5600.
Securities
The title of the class of equity securities to which this Statement relates is Emulex’s common stock, par value of  $0.10 per share (the “Shares”). As of the close of business on April 3, 2015, the most recent practicable date, there were (i) 240,000,000 Shares authorized and 72,444,645 Shares issued and outstanding (excluding 22,633,339 Shares held in treasury), (ii) 1,888,262 Shares subject to outstanding employee options to purchase Shares, (iii) 2,790,832 Shares subject to outstanding restricted stock unit awards that are not settled in cash, (iv) 1,422,597 Shares subject to other outstanding Emulex stock awards, consisting of 200,843 Shares subject to performance stock unit awards that are not settled in cash, 1,117,144 Shares subject to cash settled restricted stock unit awards and 104,610 Shares subject to performance cash settled unit awards, (v) 444,000 Shares reserved for issuance pursuant to Emulex’s employee stock purchase plan, and (vi) 22,224,320 Shares subject to issuance upon the conversion of Emulex’s 1.75% Convertible Senior Notes due 2018 (the “Notes”) (including the estimated effect of any make-whole fundamental change provision based upon a conversion rate of 126.9961 Shares per $1,000 principal amount of Notes and assuming for purposes of this calculation that (A) the Effective Date (as defined below) is May 5, 2015 and (B) conversions are settled in full in Shares).
Item 2.   Identity and Background of Filing Person
Name and Address
The name, business address and telephone number of Emulex, which is both the person filing this Statement and the subject company, are set forth in Item 1 — “Subject Company Information — Name and Address.”
Tender Offer and Merger
This Statement relates to the offer (the “Offer”) by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“Avago”) and an indirect wholly owned subsidiary of Avago Technologies Limited, a limited company organized under the laws of the Republic of Singapore (“Avago’s Parent”), to purchase all of Emulex’s outstanding Shares for $8.00 in cash per Share (such price or any different price per Share that may be paid pursuant to the Offer in accordance with the Merger Agreement (as defined below), the “Offer Price), without interest, subject to any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser, Avago and Avago’s Parent with the Securities and Exchange Commission (the “SEC”) on April 7, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2015, among Emulex, Avago and Purchaser (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that after the completion of the Offer, on its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Emulex (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”), with Emulex surviving as a wholly owned subsidiary of Avago (the “Surviving Corporation”).
If, after the consummation of the Offer, Purchaser and any other subsidiary of Avago hold in the aggregate at least 90% of the issued and outstanding Shares, Purchaser and Emulex have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable without a meeting of the holders of Shares (the “Shareholders”) in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). In the event that the Merger cannot be effected pursuant to Section 253 of the DGCL, then, as promptly as practicable following the consummation of the Offer, Purchaser and Emulex have agreed to take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the Shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in treasury by Emulex, Shares directly or indirectly owned of record by Avago or any of its subsidiaries, including Purchaser, and Shares in respect of which appraisal rights have been perfected in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable law. Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.
The Offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with Shares then owned, directly or indirectly, by Avago or any of its wholly owned subsidiaries, including Purchaser, or with respect to which Avago or any of its wholly owned subsidiaries, including Purchaser, otherwise has, directly or indirectly, sole voting power, represents a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of Emulex then outstanding (determined on a fully diluted basis) and that would be entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and satisfaction of other conditions. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. A copy of Section 262 of the DGCL is attached as Annex B to this Statement.
The Offer is scheduled to expire at 12:00 midnight, New York City time on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.
Avago has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The information set forth in the Offer to Purchase under the caption “The Offer — Section 8 — Certain Information Concerning Avago, Parent and the Purchaser” states that the address of the principal executive offices of Avago and Purchaser are located at 1320 Ridder Park Drive, San Jose, California 95131.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth in this Statement or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Emulex or its affiliates, on the one hand, and (1) any of Emulex’s or any such affiliate’s directors, executive officers or any of their respective affiliates or (2) Avago, Avago’s Parent, Purchaser or any of their respective directors, executive officers or affiliates, on the other hand.

Arrangements with Current Executive Officers and Directors of Emulex
As described below, the consummation of the Offer will constitute a change in control of Emulex for purposes of determining certain entitlements due to certain executive officers of Emulex under severance and other benefit agreements or arrangements to which Emulex is a party or sponsor. In addition, certain provisions of the Merger Agreement relate to post-closing indemnity and other rights. The Board of Directors of Emulex (the “Board”) was aware of these matters and considered them, among other matters, in approving the Merger Agreement and the Transaction.
Consideration for Emulex Options
Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares (an “Emulex Option”) with an exercise price per Share that is less than the Offer Price (an “In-the-Money Emulex Option”) that is outstanding and vested (including any unvested In-the-Money Emulex Options that are not assumed in connection with the Merger) as of immediately prior to the Effective Time (a “Cashed Out Emulex Option”) will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares subject to such Emulex Option immediately prior to the Effective Time and (2) the excess of the Offer Price over the exercise price per share of such Emulex Option (the “Option Consideration”). Each In-the-Money Emulex Option that is outstanding and unvested immediately prior to the Effective Time and is held by an employee of Emulex or its subsidiaries who continues to be employed by Avago or its subsidiaries (an “Emulex Employee”) or is a non-employee individual service provider of Emulex or any of its subsidiaries who, at the Effective Time, continues his or her service with the Surviving Corporation or any of its subsidiaries, other than any such service provider who is ineligible to be included on a registration statement filed by Avago’s Parent on Form S-8 (an “Emulex Service Provider”) as of immediately after the Effective Time, will be assumed by Avago’s Parent and converted automatically at the Effective Time into an option denominated in whole ordinary shares, no par value, of Avago’s Parent (“Avago Ordinary Shares”) having the same terms and conditions as the In-the-Money Emulex Option (each, an “Assumed Option”), except that (1) each such Assumed Option will be exercisable (or will become exercisable in accordance with its terms) for that number of Avago Ordinary Shares equal to the product of  (a) the number of Shares that were issuable upon exercise of such Emulex Option immediately prior to the Effective Time, multiplied by (b) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for an Avago Ordinary Share on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the date that the Merger closes (the “Closing Date”) as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of Avago Ordinary Shares, (2) the per share exercise price for the Avago Ordinary Shares issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (a) the exercise price per Share at which such Emulex Option was exercisable immediately prior to the Effective Time by (b) the Exchange Ratio, and rounding such quotient up to the nearest whole cent, and (3) all references to “Emulex” in the applicable Company Stock Plans (as defined in the Merger Agreement) and the stock option agreements will be references to Avago’s Parent. All Emulex Options that are not In-the-Money Emulex Options will be cancelled as of immediately prior to the Effective Time for no consideration.
As of April 3, 2015, Emulex’s executive officers collectively held Emulex Options to purchase 1,187,341 Shares, with exercise prices ranging from $5.05 to $20.56 per Share. Of this amount, Emulex Options to purchase 113,954 Shares issuable upon exercise of such Emulex Options were vested In-the-Money Emulex Options, Emulex Options to purchase 504,387 Shares issuable upon exercise of such Emulex Options were unvested In-the-Money Emulex Options and Emulex Options to purchase 569,000 Shares issuable upon exercise of such Emulex Options were not In-the-Money Emulex Options. As of April 3, 2015, no non-employee directors owned outstanding vested or unvested In-the-Money Emulex Options.
If, at the Effective Time, each outstanding and vested In-the-Money Emulex Option held by Emulex’s executive officers as of April 3, 2015 were converted into the right to receive the Option Consideration, Emulex’s executive officers would receive an aggregate of approximately $40,576 in cash, without interest, less any required withholding of taxes required by applicable law. In addition, if, at the Effective Time, each outstanding and unvested In-the-Money Emulex Option held by Emulex’s executive officers as of April 3, 2015 were assumed by Avago’s Parent, such In-the-Money Emulex Options would be automatically converted into the right to receive approximately 31,989 Avago Ordinary Shares upon exercise (using an Exchange Ratio that assumes that the Closing Date occurred on April 3, 2015).
Consideration for Emulex RSU Awards
Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit award that is denominated in Shares, vests based on the lapse of time and continued service, is not settled in cash and was granted pursuant to a Company Stock Plan (an “Emulex RSU Award”) and that is outstanding immediately prior to the Effective Time and is held by a person who is an Emulex Employee or an Emulex Service Provider as of immediately after the Effective Time, will be assumed by Avago’s Parent and converted automatically at the Effective Time into a restricted share unit award covering Avago Ordinary Shares having, subject to applicable laws, the same terms and conditions as an Emulex RSU Award (each, an “Assumed RSU Award”), except that (1) each such Emulex RSU Award will entitle the holder, upon settlement, to that number of whole Avago Ordinary Shares equal to the product of  (a) the number of Shares that were issuable with regard to such Emulex RSU Award immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, and rounding such product down to the nearest whole number of Avago Ordinary Shares and (2) all references to “Emulex” in the applicable Company Stock Plans and Emulex RSU Award agreements will be references to Avago’s Parent. Each Emulex RSU Award that is outstanding immediately prior to the Effective Time and is not an Assumed RSU Award (“Cashed Out Emulex RSUs”) will vest in full and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Emulex RSU Award immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”).
As of April 3, 2015, Emulex’s current executive officers collectively held Emulex RSU Awards for 416,120 Shares, and no non-employee directors held any Emulex RSU Awards. Accordingly, if the executive officers remain employed by Avago or the Surviving Corporation as of immediately after the Effective Time, such outstanding Emulex RSU Awards will be converted to restricted stock unit awards covering approximately 26,391 Avago Ordinary Shares (using an Exchange Ratio that assumed the Closing Date occurred on April 3, 2015), and the executive officers will not receive any payments in respect of such Emulex RSU Awards. If, at the Effective Time, each Emulex RSU Award held by Emulex’s current executive officers as of April 3, 2015 were converted into the right to receive the RSU Consideration, Emulex’s executive officers would receive an aggregate of approximately $3,328,960 in cash, without interest, less any withholding of taxes required by applicable law.
Consideration for Emulex Stock Awards
Pursuant to the Merger Agreement, at the Effective Time, any performance stock unit award, performance share award, restricted stock award, cash settled restricted stock unit award, performance cash settled unit award or other equity award denominated in Shares (other than an Emulex Option or Emulex RSU Award) which was granted pursuant to a Company Stock Plan (each, an “Emulex Stock Award”) that is outstanding immediately prior to the Effective Time and is held by a person who is an Emulex Employee or Emulex Service Provider as of immediately after the Effective Time will be assumed by Avago’s Parent and converted automatically at the Effective Time into a cash-settled award having the same terms and conditions as an Emulex Stock Award (each, an “Assumed Stock Award”), except that (1) each such Emulex Stock Award will entitle the holder, upon settlement, to a cash payment equal to the product of  (a) the number of Shares that were issuable with regard to such Emulex Stock Award immediately prior to the Effective Time, multiplied by (b) the Offer Price, (2) the performance goal(s) with respect to each such Emulex Stock Award that includes performance criteria will be deemed satisfied at 100% of the target level of achievement (50th percentile of peer companies), and (3) all references to “Emulex” in the applicable Company Stock Plans and Emulex Stock Award agreements will be references to Avago’s Parent. Each Emulex Stock Award that is not an Assumed Stock Award (each, a “Cashed Out Emulex Stock Award”) will vest in full (or, in the case of each performance-based Emulex Stock Award that is not an Assumed Stock Award, at the target level of achievement (50th percentile of peer companies) for such performance-based

Emulex Stock Award) and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares subject to such Emulex Stock Award immediately prior to the Effective Time and (2) the Offer Price (the “Stock Award Consideration”).
As of April 3, 2015, Emulex’s non-employee directors collectively held 56,250 outstanding Emulex Stock Awards and the current executive officers collectively held 496,428 outstanding Emulex Stock Awards. Accordingly, to the extent the executive officers remain employed by Avago or the Surviving Corporation as of immediately after the Effective Time, such outstanding Emulex Stock Awards will be converted into cash-settled awards aggregating approximately $3,971,424. Pursuant to a letter agreement with Emulex dated February 18, 2015, each of Emulex’s non-employee directors agreed to waive any acceleration of such director’s outstanding restricted stock awards that would otherwise occur upon the consummation of the Merger, notwithstanding the terms of any equity plan or any agreement or instrument related to such restricted stock awards, if the Effective Time occurs prior to the date on which such awards would otherwise vest in accordance with their terms (six months from the date of grant), and to forfeit the number of restricted Shares awarded on February 18, 2015 had $8.00 been used to calculate the number of restricted Shares awarded rather than $6.39, the closing sales price for Shares on the date of the award. As such, each non-employee director’s restricted stock awards, which comprise all of the Emulex Stock Awards held by the non-employee directors, will be forfeited for no consideration upon the resignation of such director on or about the Effective Time if the Effective Time occurs prior to the date on which such awards would otherwise vest in accordance with their terms (six months from the date of grant).
The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference, and the Company Stock Plans, which are filed as Exhibits (e)(10) and (e)(11) to this Statement and are incorporated herein by reference.
Summary of Consideration Payable to Directors and Executive Officers
Assuming that the Effective Time occurred on April 3, 2015, the following table sets forth the consideration that each of Emulex’s current directors and executive officers would receive if: (1) such director or executive officer were to tender all of the Shares that he or she owns in connection with the Offer; (2) all In-the-Money Emulex Options held by such director or executive officer were converted into the right to receive the Option Consideration at the Effective Time; (3) all Emulex RSU Awards held by such director or executive officer were converted into the right to receive the RSU Consideration at the Effective Time; and (4) all Emulex Stock Awards held by the executive officers were converted into the right to the receive the Stock Award Consideration at the Effective Time, and all Emulex Stock Awards held by the directors were cancelled for no consideration at the Effective Time. In addition, the amounts shown below (i) disregard Emulex Options that have an exercise price equal to or greater than $8.00 and (ii) do not reflect any taxes payable by the executives or directors.
Name and Title	Number of Shares	Consideration Payable for Shares ($)	Number of Vested In-the- Money Emulex Options	Consideration Payable for Vested In-the- Money Emulex Options ($)	Number of Unvested In-the- Money Emulex Options	Consideration Payable for Unvested In- the-Money Emulex Options ($)(1)	Number of Shares Subject to Emulex RSU Awards	Consideration Payable for Emulex RSU Awards ($)(2)	Number of Emulex Stock Awards	Consideration Payable for Emulex Stock Awards ($)	Total Consideration ($)
Jeffrey W. Benck, President and Chief Executive Officer, and Director	203,361	$1,626,888	51,065	$13,452(2)	226,945	$560,107(6)	117,594	$940,752	314,053(11)	$2,512,424	$5,653,623
Kyle B. Wescoat, Senior Vice President, Chief Financial Officer	37,834	$302,672	19,363	$14,329(3)	83,481	$140,674(7)	86,272	$690,176	37,050(12)	$296,400	$1,444,251
Perry M. Mulligan, Senior Vice President, Operations	0	$0	8,322	$3,578(4)	53,972	$127,014(8)	78,684	$629,472	34,600(13)	$276,800	$1,036,864

Name and Title	Number of Shares	Consideration Payable for Shares ($)	Number of Vested In-the- Money Emulex Options	Consideration Payable for Vested In-the- Money Emulex Options ($)	Number of Unvested In-the- Money Emulex Options	Consideration Payable for Unvested In- the-Money Emulex Options ($)(1)	Number of Shares Subject to Emulex RSU Awards	Consideration Payable for Emulex RSU Awards ($)(2)	Number of Emulex Stock Awards	Consideration Payable for Emulex Stock Awards ($)	Total Consideration ($)
Jeffery L. Hoogenboom, Senior Vice President, Worldwide Sales	117,386	$939,088	35,204	$9,217(5)	75,226	$172,545(9)	86,045	$688,360	63,200(14)	$505,600	$2,314,810
Ali Hedayati, Senior Vice President and General Manager, Network Visibility Products	0	$0	0	$0	64,763	$191,051(10)	47,525	$380,200	47,525(15)	$380,200	$951,451
Gregory S. Clark, Director	49,324	$394,592	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$394,592
Gary J. Daichendt, Director	233,350	$1,866,800	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$1,866,800
Bruce C. Edwards, Director	112,610	$900,880	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$900,880
Paul F. Folino, Director	33,532	$268,256	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$268,256
Beatriz V. Infante, Director	55,515	$444,120	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$444,120
John A. Kelley, Director	33,350	$266,800	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$266,800
Rahul N. Merchant, Director	33,350	$266,800	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$266,800
Nersi Nazari, Director	67,934	$543,472	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$543,472
Dean A. Yoost, Director	106,013	$848,104	0	$0	0	$0	0	$0	6,250(16)	$0(17)	$848,104
Director and Executive Officer Total	1,083,559	$8,668,472	113,954	$40,576	504,387	$1,191,391	416,120	$3,328,960	552,678	$3,971,424	$17,200,823

(1)
As described above, each outstanding and unvested In-the-Money Emulex Option held by an Emulex Employee or Emulex Service Provider who continues his or her service with the Surviving Corporation or any of its subsidiaries as of immediately after the Effective Time will be assumed by Avago’s Parent and converted, based on the Exchange Ratio, into an option denominated in Avago Ordinary Shares. This column sets forth the amounts payable to each of Emulex’s directors and executive officers in respect of his outstanding and unvested In-the-Money Emulex Options in the event that such director or executive officer does not continue his service with the Surviving Corporation. In the event that each of Emulex’s directors and executive officers continues with the Surviving Corporation as of immediately after the Effective Time, such director and executive officer will receive the following number of options denominated in Avago Ordinary Shares instead of the cash amounts set forth in this column:

Executive Officer	Number of Unvested Emulex In-the- Money Options	Number of Assumed Options denominated in Avago Ordinary Shares
Jeffrey Benck	226,945	14,394
Kyle Wescoat	83,481	5,294
Perry Mulligan	53,972	3,423
Jeffery Hoogenboom	75,226	4,771
Ali Hedayati	64,763	4,107
Total	504,387	31,989

(2)
As described above, each outstanding Emulex RSU Award held by an Emulex Employee or Emulex Service Provider who continues his or her service with the Surviving Corporation or any of its subsidiaries will be assumed by Avago’s Parent and converted, pursuant to the Exchange Ratio, into a restricted stock unit award denominated in Avago Ordinary Shares. This column sets forth the amounts payable to each of Emulex’s executive officers and directors in the event that such executive officer and director does not continue his service with the Surviving Corporation. In the event that each of Emulex’s executive officers continues with the Surviving Corporation as of immediately after the Effective Time, such director and executive officer will receive the following number of restricted stock units denominated in Avago Ordinary Shares instead of the cash amounts set forth in this column:
Executive Officer	Number of Shares Subject to Emulex RSU Awards	Number of Assumed RSU Awards denominated in Avago Ordinary Shares
Jeffrey Benck	117,594	7,458
Kyle Wescoat	86,272	5,472
Perry Mulligan	78,684	4,990
Jeffery Hoogenboom	86,045	5,457
Ali Hedayati	47,525	3,014
Total	416,120	26,391

(2)
Based upon a weighted average exercise price of  $7.74, rounded to the nearest cent, for all outstanding and vested In-the-Money Emulex Options.

(3)
Based upon a weighted average exercise price of  $7.26, rounded to the nearest cent, for all outstanding and vested In-the-Money Emulex Options.

(4)
Based upon a weighted average exercise price of  $7.57, rounded to the nearest cent, for all outstanding and vested In-the-Money Emulex Options.

(5)
Based upon a weighted average exercise price of  $7.74, rounded to the nearest cent, for all outstanding and vested In-the-Money Emulex Options.

(6)
Based upon a weighted average exercise price of  $5.53, rounded to the nearest cent, for all outstanding and unvested In-the-Money Emulex Options.

(7)
Based upon a weighted average exercise price of  $6.31, rounded to the nearest cent, for all outstanding and unvested In-the-Money Emulex Options.

(8)
Based upon a weighted average exercise price of  $5.65, rounded to the nearest cent, for all outstanding and unvested In-the-Money Emulex Options.

(9)
Based upon a weighted average exercise price of  $5.71, rounded to the nearest cent, for all outstanding and unvested In-the-Money Emulex Options.

(10)
Based upon a weighted average exercise price of  $5.05, rounded to the nearest cent, for all outstanding and unvested In-the-Money Emulex Options.

(11)
Mr. Benck holds 148,843 performance stock units, 70,700 cash-settled units and 94,510 performance cash-settled units.

(12)
Mr. Wescoat holds 10,100 performance stock units, 16,850 cash-settled units and 10,100 performance cash-settled units.

(13)
Mr. Mulligan holds 7,700 performance stock units and 26,900 cash-settled units.

(14)
Mr. Hoogenboom holds 10,600 performance stock units and 52,600 cash-settled units.

(15)
Mr. Hedayati holds 47,525 cash-settled units.

(16)
All Emulex Stock Awards held by the non-employee directors are in the form of restricted stock awards.

(17)
Pursuant to a letter agreement with Emulex dated February 18, 2015, each non-employee director agreed to waive any acceleration of such director’s outstanding restricted stock awards that would otherwise occur upon the consummation of the Merger, notwithstanding the terms of any equity plan or any agreement or instrument related to such restricted stock awards. As such, each non-employee director’s restricted stock awards will be forfeited for no consideration upon the resignation of such director on or about the Effective Time assuming the Effective Time occurred on April 3, 2015; if the Effective Time of the Merger were to occur after August 18, 2015, each Emulex Stock Award in respect of 6,250 Shares would vest in accordance with the terms of each director’s Emulex Stock Award.

Key Employee Retention Agreement with Mr. Benck
In January 2013, Emulex entered into a key employee retention agreement with Jeffrey W. Benck, Emulex’s President and Chief Executive Officer (the “Key Employee Retention Agreement”). Under the Key Employee Retention Agreement, Emulex provides certain benefits and payments to Mr. Benck in the case of a separation from Emulex. In particular, Mr. Benck is entitled to receive the following payments and benefits in the event of a termination of his employment by Emulex without “cause” or by him for “good reason” (each as defined in the Key Employee Retention Agreement) during the period beginning on the date of the Merger Agreement and ending 24 months after the effective date of a change in control of Emulex (the “Change in Control Period”):
•
a lump sum cash severance payment equal to 24 months of Mr. Benck’s base pay, inclusive of his target incentive payment level with respect to the fiscal year prior to his termination date;

•
a lump sum cash payment equal to 24 months of COBRA coverage (health, dental and vision benefits) for Mr. Benck, his spouse and his dependents; and

•
full vesting and acceleration of Mr. Benck’s stock options and other stock awards and the right to exercise stock options for 12 months following his termination date.

In addition, in connection with the appointment of Mr. Benck as Emulex’s Chief Executive Officer in July 2013, Emulex entered into a severance agreement with Mr. Benck (the “Benck Severance Agreement”). The Benck Severance Agreement generally provides for the following benefits to Mr. Benck upon a termination without “cause” or by Mr. Benck for “good reason” (as each term is defined in the Benck Severance Agreement) at any time outside the above-referenced Change in Control Period: (1) payment of any accrued but unpaid compensation, (2) payment of a severance benefit equal to one year’s base salary, (3) payment of any deferred incentive bonuses, (4) a cash amount equal to 12 months of COBRA coverage (health, dental, and vision benefits) for Mr. Benck and his spouse and dependents, (5) acceleration of vesting of outstanding equity awards by one year (with any performance-based equity awards vesting at a minimum of the target achievement level), and (6) a payment equal to 100% of his annual target incentive payment as in effect on the date of termination. However, the benefits under the Benck Severance Agreement are only payable if the termination date occurs outside the above-referenced Change in Control Period under Mr. Benck’s Key Employee Retention Agreement.
The foregoing summary is qualified in its entirety by reference to the Key Employee Retention Agreement and the Benck Severance Agreement, which are filed as Exhibits (e)(8), (e)(9) and (e)(34) to this Statement and are incorporated herein by reference.
Change in Control Retention Plan
Emulex’s remaining executive officers do not have key employee retention agreements but instead participate in Emulex’s Change in Control Retention Plan (the “CIC Plan”). Under the CIC Plan, the executive officers (other than Mr. Benck) are each entitled to receive the following payments and benefits in the event of a termination of employment by Emulex without “cause” or by them for “good reason” (each as defined in the CIC Plan) during the Change in Control Period:
•
a lump sum cash severance payment equal to 12 months of base pay, inclusive of their target incentive payment level with respect to the fiscal year prior to their termination date;

•
a lump sum cash payment equal to the costs of continuation of health insurance premiums for the employee and their eligible dependents for 12 months following the termination of their employment; and

•
full vesting and acceleration of their stock options and other stock awards and the right to exercise stock options for a period of 12 months following their termination date.

Mr. Benck’s Key Employee Retention Agreement and the CIC Plan also provide these executives with reimbursement of up to $15,000 for outplacement services utilized within the first 12 months following termination of employment. If the severance payment and benefits received by any of these executives would be considered an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986 (the “Code”), thereby subjecting the executive to a 20% penalty excise tax, then the severance payment and benefits will be reduced to the extent that a reduction would result in these executives receiving a greater after-tax amount.
In addition, in connection with the appointment of Kyle B. Wescoat as Emulex’s Senior Vice President and Chief Financial Officer in January 2014, Emulex entered into a Severance Agreement with Mr. Wescoat (the “Wescoat Severance Agreement”). The Wescoat Severance Agreement provides certain benefits, including (1) payment of one year’s base salary, (2) a lump sum cash payment equal to the costs of continuation of his health insurance premiums for 12 months following the termination of his employment, and (3) one year acceleration of equity grants (with any performance-based equity awards vesting at a minimum of the target achievement level), in the event Mr. Wescoat’s employment is terminated during the first two years of his employment by Emulex without “cause” or by him for “good reason” (as each such term is defined in the Wescoat Severance Agreement). However, the benefits under the Wescoat Severance Agreement are only payable if the termination date occurs outside the above-referenced Change in Control Period.
The foregoing summary is qualified in its entirety by reference to the CIC Plan and the Wescoat Severance Agreement, which are filed as Exhibits (e)(7) and (e)(29) to this Statement and are incorporated herein by reference.
Potential Payments Upon a Termination in Connection with a Change in Control
The following table describes the potential payments to the executive officers upon an eligible termination without cause by Emulex or by the executive officer for good reason (as defined within the executive officer’s Key Employee Retention Agreement or the CIC Plan, as applicable) due to a change in control assuming that the Effective Time occurred on April 3, 2015 and each executive officer experiences a simultaneous eligible termination:
Name	Base Salary ($)(1)	Bonus ($)(2)	Acceleration of Vesting of Emulex RSU Awards and Stock Awards ($)(3)	Acceleration of Vesting of Emulex Options ($)(4)	Benefits ($)(5)	Total ($)
Jeffrey W. Benck	1,100,000	1,210,000	3,453,176	560,107	51,661	6,374,944
Kyle B. Wescoat	350,000	210,000	986,576	140,674	39,072	1,726,322
Perry M. Mulligan	320,000	160,000	906,272	127,014	27,776	1,541,062
Jeffery L. Hoogenboom	340,717	238,502	1,193,960	172,545	39,072	1,984,796
Ali Hedayati	320,000	160,000	760,400	191,051	25,863	1,457,314

(1)
Base salary is based on the annual salary over the severance period (24 months for Mr. Benck, 12 months for the other executive officers), assuming the severance period began on April 3, 2015.

(2)
Bonus is based on the target bonus level for fiscal 2015 as a percentage of base salary.

(3)
Calculated using the Offer Price, multiplied by the number of shares underlying Emulex Stock Awards subject to accelerated vesting assuming termination of employment occurred on April 3, 2015.

(4)
Calculated using the Offer Price less the exercise price of each outstanding and unvested Emulex Option held by the executive officers assuming termination of employment occurred on April 3, 2015.

(5)
Benefits include medical, dental and vision premiums for the severance period (24 months for Mr. Benck, 12 months for the remaining executive officers under the CIC Plan) and $15,000 each for reimbursement of outplacement services.

Post-Closing Employee Benefits
The Merger Agreement provides that, for 12 months following the Effective Time, Avago will provide, or will cause to be provided, to each Emulex Employee (1) an annual base salary or base wages and short-term incentive compensation opportunities and (2) benefits (including severance benefits) that are substantially comparable, in the aggregate, to the benefits provided to similarly situated employees of Avago or its subsidiaries.
For purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any equity incentive plan) under the employee benefit plans of Avago and its subsidiaries in which Emulex Employees first become eligible to participate after the Effective Time (the “New Plans”), each Emulex Employee will be credited with his or her years of service with Emulex and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Emulex Employee was entitled, before the Effective Time, to credit for such service under any similar employee plan of Emulex or its subsidiaries in which such Emulex Employee participated or was eligible to participate immediately prior to the Effective Time, except that the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Avago will use its commercially reasonable efforts to cause (1) each Emulex Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans and (2) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Emulex Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Emulex Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable employee plan of Emulex or its subsidiaries in which such Emulex Employee participated immediately prior to the Effective Time. Avago will cause any eligible expenses incurred by any Emulex Employee and his or her covered dependents during the plan year that includes the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Emulex Employee and his or her covered dependents under any New Plan (to the extent such amounts would have been taken into account for such requirements under any comparable employee plan of Emulex or its subsidiaries prior to the Effective Time).
Prior to Purchaser’s acceptance of the Shares, Emulex agreed to take all required steps to cause each agreement, arrangement or understanding entered into by Emulex or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, which requires, among other things, the approval of such agreements, arrangements or understandings by a committee of independent directors of Emulex. Emulex took these steps on February 25, 2015.
The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.
Director Compensation
Emulex provides its non-employee directors with compensation pursuant to its non-employee director compensation program. Directors who were not employees of Emulex receive a quarterly retainer of $13,750, $1,500 per meeting attended in excess of 12 meetings during the fiscal year and reimbursement for travel expenses. In addition, the Chairman of the board receives an additional quarterly retainer of  $7,500. The Chairman of the Nominating/Corporate Governance Committee receives an additional quarterly retainer of  $1,500, while committee members receive an additional quarterly retainer of  $1,000; the

Chairman of the Compensation Committee receives an additional quarterly retainer of  $2,000, while committee members receive an additional quarterly retainer of  $1,000; and the Chairman of the Audit Committee receives an additional quarterly retainer of  $3,000, while committee members receive an additional quarterly retainer of  $2,000. Directors who are employees of Emulex receive no additional compensation for serving on the board. Directors are also entitled to reimbursement for their out-of-pocket expenses in connection with attendance at Board and committee meetings.
Equity-Based Compensation.
In addition, Emulex maintains the Emulex Corporation Stock Award Plan for Non-Employee Directors (the “Director Plan”) under which Shares may be issued pursuant to the exercise of stock options, restricted stock awards or stock appreciation rights granted to directors who are not employees of Emulex or any of its subsidiaries. Each director of Emulex is eligible to receive awards under the Director Plan only if such director is not then an employee of Emulex or any of its subsidiaries (“Plan Eligible Director”). Only Plan Eligible Directors may receive awards under the Director Plan. There are currently nine Plan Eligible Directors — Ms. Infante and Messrs. Clark, Daichendt, Edwards, Folino, Kelley, Merchant, Nazari and Yoost. The Director Plan provides for option awards to be granted automatically to each Plan Eligible Director upon the date on which such director first becomes a Plan Eligible Director and yearly thereafter upon re-election to the Board. The Board or a designated committee of the Board may grant additional compensation under the Director Plan to Plan Eligible Directors in the form of restricted stock awards or stock appreciation rights which compensation may be in addition to or in lieu of the formula-based option grants.
In fiscal 2015, in lieu of an annual option under the Director Plan and any other restricted stock grants, each Plan Eligible Director received an annual grant of restricted stock equal to $100,000 in market value of common stock based on the closing price of Emulex’s common stock on the date of grant. In addition, in lieu of an initial stock option award under the Director Plan, each newly appointed or elected Plan Eligible Director receives an initial grant of shares of restricted stock equal to $200,000 in market value of common stock based on the closing price of Emulex’s common stock on the date of the award with the annual restricted stock award amount being reduced pro-rata for annual stock awards being made within one year after the award of an initial restricted stock award. The restricted stock grants are made in the form of restricted stock awards which automatically entitle their holders to one share of common stock per restricted stock award upon vesting. These restricted stock awards shall vest as to one half of the shares on the date of grant and one half of the shares six months after the date of grant. Pursuant to the Director Plan, the vesting of all outstanding restricted stock and other equity awards held by non-employee directors will be accelerated in full effective as of immediately prior to the Effective Time of the Merger, as described above. However, in connection with the grant of the restricted stock awards on February 18, 2015, each non-employee director signed a letter agreement with Emulex pursuant to which they agreed to waive any acceleration of such director’s outstanding restricted stock awards that would otherwise occur upon the consummation of the Merger, notwithstanding the terms of any equity plan or any agreement or instrument related to such restricted stock awards, if the Effective Time occurs prior to the date on which such awards would otherwise vest in accordance with their terms (six months from the date of grant), and to forfeit the number of restricted Shares awarded on February 18, 2015 had $8.00 been used to calculate the number of restricted Shares awarded rather than $6.39, the closing sales price for Shares on the date of the award. As such, each non-employee director’s restricted stock awards will be forfeited for no consideration upon the resignation of such director on or about the Effective Time if the Effective Time occurs prior to the date on which such awards would otherwise vest in accordance with their terms (six months from the date of grant).
Golden Parachute Compensation
For information with respect to arrangements between Emulex and its executive officers described in this Item 3 that constitutes “golden parachute compensation” within the meaning of Item 402(t) of SEC Regulation S-K, please refer to the information included under Item 8 — “Additional Information — Golden Parachute Compensation,” which is incorporated into this Item 3 by reference.
Director and Officer Indemnification and Insurance
All existing rights to exculpation, indemnification and limitation of liabilities in favor of past and current directors and officers of Emulex provided in Emulex’s Certificate of Incorporation, as amended

(“Emulex’s Charter”), Emulex’s Amended and Restated Bylaws (“Emulex’s Bylaws”) or under any indemnification, employment agreement or similar contract currently in effect between Emulex and such past and current directors and officers with respect to acts or omissions in their capacities as directors or officers occurring at or prior to the Effective Time will continue after the Merger in accordance with their respective terms. In addition, from and after the Effective Time, Avago will cause the Surviving Corporation, to pay and perform in a timely manner such indemnification obligations. For a period of six years from and after the Effective Time, Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation and advancement of expenses of Emulex’s directors and officers for periods at or prior to the Effective Time than are currently set forth in Emulex’s Charter and Emulex’s Bylaws (unless otherwise required by applicable law).
Prior to the Effective Time, Emulex has agreed to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Emulex’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Emulex’s current D&O Insurance carrier in an amount and scope at least as favorable as Emulex’s existing policies. However, Emulex will not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to February 25, 2015. If the annual premiums of such insurance coverage exceed such amount, Emulex will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
Emulex’s Charter provides that the liability of Emulex’s directors to Emulex or its Shareholders for monetary damages for breach of fiduciary duty is eliminated to the fullest extent permitted by the applicable provisions of the DGCL. Emulex’s Bylaws further provide that each person who was or is a party to, is threatened to be made a party to or is involved as a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Emulex, or is or was serving at the request of Emulex as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified by Emulex against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by Delaware law and Emulex’s Charter.
Emulex’s Bylaws further provide that expenses incurred by an officer or director in defending such a civil or criminal action, suit or proceeding will be paid by Emulex in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Emulex.
Emulex has entered into agreements with its directors and officers that require Emulex to indemnify such persons against expenses, damages, losses, liabilities, judgments, fines, penalties, settlements, assessments and other charges paid or payable (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of Emulex or a director, officer, employee, member, manager, trustee or agent of any other entity as to which such person was serving at the request of Emulex, provided such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the interests of Emulex and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful (the “Indemnification Agreement”). The Indemnification Agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder. Emulex has obtained a policy of directors’ and officers’ liability insurance that insures Emulex directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
The foregoing summary is qualified in its entirety by reference to Emulex’s Charter, Emulex’s Bylaws and the form of Indemnification Agreement, which are filed as Exhibit (e)(4), (e)(5) and (e)(6) to this Statement, respectively, and are incorporated herein by reference.

Arrangements between Emulex and Avago
Merger Agreement
The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference, governs the contractual rights among Avago, Purchaser and Emulex in relation to the Transaction. The Merger Agreement has been filed as an exhibit to this Statement to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Avago, Purchaser or Emulex in Emulex’s public reports filed with the SEC.
The summary of the material provisions of the Merger Agreement contained in the Offer to Purchase in the Section titled “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in the Section titled “Terms of the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Avago, Purchaser or Emulex. The representations and warranties contained in the Merger Agreement were negotiated by the parties with the principal purpose of establishing the circumstances in which Avago or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to shareholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Shareholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.
Tender and Support Agreement
Concurrently with entering into the Merger Agreement, certain of Emulex’s directors and executive officers (the “Signing Shareholders”) entered into a Tender and Support Agreement with Avago and Purchaser (the “Tender and Support Agreement”) pursuant to which they agreed, among other things, to tender all of their Shares in the Offer, unless the Merger Agreement is terminated. In the aggregate, the Signing Shareholders beneficially owned approximately 2.5% of the outstanding Shares of Emulex as of February 25, 2015. The foregoing description of the Tender and Support Agreement is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached as Exhibit (e)(2) to this Statement and is incorporated herein by reference.
Confidentiality Agreement
On August 28, 2014, Emulex and Avago’s Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed that, except as provided in the Confidentiality Agreement, any non-public information regarding either Emulex or Avago’s Parent furnished by one party (the “Disclosing Party”) to the other party or its representatives (the “Recipient”) in connection with a possible transaction, together with any notes, reports, analyses, compilations, studies, interpretations, summaries or other documents prepared by the Recipient or its representatives to the extent they contain or reflect such information, would, for a period lasting two years from the date of the Confidentiality Agreement be used by the Recipient and its representatives solely for the purpose of evaluating, negotiating and performing a possible transaction and be kept confidential. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise hiring any officer or employee of the other party to whom such party was introduced or who became known to such party in connection with the evaluation of a possible transaction and who is or was employed in a management-level capacity by the Disclosing Party or its subsidiaries for a period of 12 months from the date of the Confidentiality Agreement, subject to certain exceptions. The Confidentiality Agreement also contains a standstill provision which prohibits either party from acquiring shares of the other party’s stock or soliciting proxies, making a tender offer or forming a partnership, syndicate or other group with respect to the other party’s stock, without the consent of the other party until the earlier of August 31, 2015 or a Significant Event (as defined in the Confidentiality Agreement). The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.
Item 4.   The Solicitation or Recommendation
Recommendation of the Board
On February 25, 2015, the Board unanimously (1) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Emulex and its Shareholders, (2) approved and declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, and (3) recommended that Shareholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.
Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Shareholders accept the Offer and tender their Shares in the Offer and, if required under applicable law to effect the Merger, approve and adopt the Merger Agreement and the Merger.
A copy of the letter to Shareholders, dated April 7, 2015, communicating the recommendation of the Board is included as Exhibit (a)(2) to this Statement and is incorporated herein by reference.
Background of the Transaction
In October 2012, Elliott Associates, L.P. and affiliated entities (together, “Elliott”) reported in a filing with the SEC that Elliott had acquired 7.1% of Emulex’s outstanding Shares. By November 2012, Elliott had increased its ownership to approximately 10% of the outstanding Shares. Over the next four months, representatives of Emulex and of Elliott engaged in conversations regarding actions that Elliott suggested Emulex consider to increase shareholder value, including the potential sale of Emulex. Throughout these discussions, representatives of Emulex informed representatives of Elliott that Emulex did not oppose consideration of strategic alternatives for Emulex, and initiated a process to review such alternatives in March 2013. However, representatives of Emulex noted that Emulex was a party to ongoing patent litigation involving Broadcom Corporation (“Broadcom”) which not only required substantial focus by Emulex’s senior management but, in management’s view, could adversely affect the willingness of some third parties to engage in substantive discussions with Emulex regarding a sale or other strategic transaction.
During these discussions, representatives of Elliott also requested that Emulex consider increasing the size of the Board and adding additional members who could assist in the Board’s assessment of Emulex’s strategic alternatives. In March 2013, Emulex agreed to expand its Board and add two members, each of whom was discussed with Elliott in the course of the Board’s evaluation of them as candidates for the Board. Elliott in turn agreed to certain standstill restrictions with respect to proxy contests, takeover bids and similar actions through August 2014.
In March 2013, the Board established an ad hoc committee of four independent directors to oversee the day-to-day conduct of the strategic assessment process: Eugene J. Frantz, Gregory S. Clark, Robert H. Goon and Bruce C. Edwards. The committee was not formed to address any perceived conflict of interest in respect of the strategic assessment process, but rather was formed as a matter of convenience to oversee the conduct of the strategic assessment process during the period between regularly scheduled Board meetings. The committee did not have the authority to approve a strategic transaction. The committee met on seven occasions and reported to the full Board with respect to each meeting.
In May 2013, Emulex formally retained Goldman, Sachs & Co. (“Goldman Sachs”) to assist in Emulex’s assessment of strategic alternatives, after having consulted informally with representatives of Goldman Sachs from time to time since October 2012. Over the next five months, the Board and the ad hoc committee, with the assistance of representatives of Goldman Sachs and Jones Day, Emulex’s legal counsel, engaged in a review of Emulex’s strategic alternatives, including a possible sale or other business combination transaction involving Emulex. The Board or the ad hoc committee met on 12 occasions during this five-month period to receive reports from, and provide direction to, management and representatives of Goldman Sachs and Jones Day. Throughout this process, the directors received advice from representatives of Jones Day as to the directors’ fiduciary duties, and reports and financial advice from representatives of Goldman Sachs.
With the assistance of representatives of Goldman Sachs, in May 2013, Emulex identified 11 private equity firms and seven operating companies that Emulex thought could be reasonably expected to have an interest in pursuing discussions concerning a strategic transaction involving Emulex. Nine of the 11 private equity firms and two of the seven operating companies so identified signed confidentiality agreements that were substantially similar and included standstill provisions.
The standstill provisions had terms ranging from 12 to 18 months. Some of these agreements were subsequently extended, but all standstill provisions that continued at the time of Emulex’s execution of the Merger Agreement either terminated in accordance with their terms or, prior to Emulex’s execution of the Merger Agreement, Emulex waived any provisions therein that precluded the party from making a competing proposal.
All participants in the strategic assessment process that signed confidentiality agreements were provided access to nonpublic information relating to Emulex (including through a virtual data room) and were offered the opportunity to receive extensive presentations by Emulex’s management. Eight of the private equity firms and the two operating companies that signed confidentiality agreements received management presentations.
Emulex worked with another investment banking firm (with which it had consulted in respect of strategic alternatives prior to retaining Goldman Sachs) to develop indicative financing terms for potential acquirers. Emulex requested that private equity bidders submit bids based on the indicative terms developed by such firm as part of its efforts to maintain confidentiality of the strategic assessment process.
In September 2013, representatives of Goldman Sachs, as directed by the Board and on behalf of Emulex, requested that potential bidders submit firm proposals for a potential strategic transaction, including providing a markup of a transaction agreement prepared by Jones Day and evidence of financing.
At a meeting held on September 25, 2013, the Board, with the assistance of representatives of Goldman Sachs and Jones Day, reviewed the status of the third-party outreach process. At the meeting, representatives of Goldman Sachs updated the Board generally with respect to the process and reported that one of the private equity firms (“Sponsor A”) which had provided an initial preliminary indication of interest at $7.00 – $7.75 per Share and had spent a substantial amount of time in due diligence relating to a possible acquisition, informed Emulex that it would not submit a proposal for the acquisition of all of the outstanding Shares. A representative of Sponsor A orally indicated a willingness to consider sponsoring a leveraged recapitalization alternative in which Sponsor A would purchase $125 million aggregate amount of Emulex preferred stock convertible into Shares at $9.60 per Share with class voting rights to initially elect 3 – 4 members of the Board and bearing a 12.5% pay-in-kind dividend. The representative of Sponsor A suggested that the net proceeds of the preferred issuance, together with third-party borrowings (which had not been arranged) and cash on hand, could be used to support an approximately $500 million leveraged recapitalization predicated on an $8.00 per Share valuation. It was the consensus of the Board that Sponsor A’s recapitalization concept appeared unattractive in that, if completed, Emulex would be highly leveraged, the liquidity of the trading market for Shares remaining outstanding after the recapitalization would be substantially reduced and, if Emulex were to determine to pursue a substantial return of cash to Shareholders in lieu of a sale, it had sufficient financial resources to do so without the issuance of equity capital to a third party.

At the September 25th meeting, the Board authorized management to inform another of the private equity firms participating in the process (“Sponsor B”), which had communicated to representatives of Goldman Sachs a preliminary indication of interest at $9.25 per Share, and a subsequent indication of interest at $7.25 per Share, that it could, subject to confidentiality undertakings, discuss its potential interest in Emulex with representatives of Elliott in an effort to increase its then-indicated price above $7.25 per Share.
At a meeting held on October 17, 2013, the Board, with the assistance of representatives of Goldman Sachs and Jones Day, reviewed the status of the third-party outreach process. At the meeting, representatives of Goldman Sachs reported that the two operating companies that had signed confidentiality agreements and received nonpublic information declined to pursue a strategic transaction involving Emulex, that the circumstances involving Sponsor A had not changed since the Board’s meeting on September 25, 2013 and that two of the private equity firms made proposals, neither of which constituted a firm bid:
•
one of the private equity firms, which had provided an initial preliminary indication of interest at $8.50 – $9.00 per Share, submitted an indication of interest in the range of  $7.25 – $7.50 per Share (subsequently confirmed to be $7.25 per Share), but did not submit a markup of the form of transaction agreement or evidence of financing, and informed Emulex that it was unable to submit a firm bid without three to four weeks of additional due diligence; and

•
Sponsor B, which had provided an initial preliminary indication of interest at $9.25 per Share and submitted a subsequent indication of interest at $7.25 per Share, increased its indication of interest to $7.35 after Sponsor B discussed its indication of interest with representatives of Elliott under a confidentiality undertaking. Sponsor B’s indication of interest included a mark-up of the form of transaction agreement and a letter from the investment bank identified by Emulex for purposes of the strategic assessment process indicating that it was “highly confident” that financing could be arranged. Nonetheless, Sponsor B stated that it required two to three weeks of additional due diligence.

Following input from management and representatives of Goldman Sachs and advice from Jones Day, including with respect to the fiduciary duties of the directors, the Board determined at its October 17, 2013 meeting that Emulex should suspend the third-party outreach process in light of what the Board deemed to be low proposed prices in the indications of interest, the absence of a firm bid from any potential acquirer and the fact that the Broadcom litigation was scheduled to go to trial in 2014. The Board instead directed Emulex’s management to consider other possible alternatives to increase shareholder value, including a possible substantial return of cash to Shareholders. In light of the Board’s decision to suspend the third-party outreach process, the ad hoc committee established in March 2013 recommended that it be disbanded, which recommendation was accepted by the Board on November 21, 2013.
During the October 17th Board meeting and over the course of the next several weeks, management, with the assistance of representatives of Goldman Sachs and Jones Day, evaluated various alternatives by which Emulex could enhance shareholder value. At a meeting on November 10, 2013, in which representatives of Goldman Sachs and Jones Day participated, the Board determined to pursue a three-part program designed to improve Emulex’s results of operations and enhance shareholder value. The program, which Emulex publicly announced on November 11, 2013, provided for:
•
a $200 million Share repurchase program, financed by the issuance of  $175 million aggregate principal amount of the Notes and cash on hand;

•
a $30 million per year cost-reduction program (in addition to $10 million per year of cost reductions announced earlier in 2013); and

•
the retirement from the Board of four directors, including its executive chairman, to be replaced with three new directors (following consultation with Elliott) at Emulex’s next annual shareholders’ meeting.

On March 31, 2014, Emulex and Broadcom entered into a dismissal and standstill agreement, and Broadcom’s complaint was dismissed without prejudice in April 2014. For additional information on the dismissal and standstill agreement, see Item 1.01 (“Entry Into A Material Definitive Agreement”) of

Emulex’s Current Report on Form 8-K filed by Emulex on March 31, 2014 and Note 10 (“Commitments and Contingencies”) in the notes to the consolidated financial statements under the caption “Litigation” in Part IV, Item 15(a) of Emulex’s Annual Report on Form 10-K filed by Emulex on August 28, 2014.
In May 2014, the trading prices of Emulex’s shares declined significantly following Emulex’s announced financial results and next-quarter guidance on April 30, 2014. Also during May 2014, Sponsor A and Sponsor B each contacted Emulex for an update on Emulex’s business, indicating a potential renewed interest in pursuing a potential strategic transaction involving Emulex. Emulex’s management and Board began to consider whether to continue the strategic alternatives process. The matter was reviewed at a meeting of the Board held on May 20, 2014 in which a representative of Jones Day participated. At that meeting, the Board determined to continue the process and authorized management, with the assistance of representatives of Goldman Sachs, to conduct discussions with, and furnish additional information to, Sponsor A and Sponsor B.
During the period from May to August 2014, Emulex had discussions with, and furnished additional nonpublic information to, both Sponsor A and Sponsor B pursuant to renewed confidentiality agreements, which included access to information in an updated virtual data room, extensive management presentations and responses by Emulex management and representatives of Goldman Sachs to follow-up information requests. Updates and information about the process were received by the Board at meetings held on June 19, 2014 and August 5, 2014.
The Board reviewed the status of the process at a meeting on August 20, 2014 in which representatives of Goldman Sachs and Jones Day participated. At that meeting, representatives of Goldman Sachs reported that Sponsor A submitted a written proposal to acquire Emulex at a price range of  $5.25 – $5.50 per Share in cash, and that Sponsor B orally indicated a price of  $6.00 per Share in cash to acquire Emulex and that it would be willing to do additional work only if it was granted exclusivity. The closing sales price for Emulex shares was $5.33 per Share on August 19, 2014, the last trading day prior to the meeting. The Board determined, after consultation with representatives of Goldman Sachs, that the indicated prices were inadequate, and that Emulex’s management should suspend further discussions with Sponsor A and Sponsor B. The Board also discussed approaching operating companies that, based in part on advice from Goldman Sachs, were believed to possibly have an interest in Emulex’s business and might have significant synergies based on their own business strategies. In consultation with representatives of Goldman Sachs, the Board directed management to approach two such operating companies regarding their potential interest in a transaction with Emulex, one of which (“Company A”) had approached Emulex in July 2014 regarding a possible strategic transaction and the second of which was Avago.
On July 23, 2014, a representative of Emulex met with a representative of Company A. During such meeting, the representative of Company A expressed a potential interest in pursuing a strategic transaction involving Emulex. Company A signed a confidentiality agreement, received a management presentation and conducted substantial due diligence.
On August 23, 2014, a representative of Goldman Sachs contacted a representative of Avago to determine if Avago would be interested in exploring a strategic transaction involving Emulex. On August 24, 2014, a representative of Avago expressed an interest in having a meeting to discuss Emulex’s business. Emulex entered into the Confidentiality Agreement with Avago on August 28, 2014 and thereafter Emulex made nonpublic information available to Avago.
Representatives of Emulex made presentations to representatives of Avago on September 4, 18 and 19, 2014 and continued to make nonpublic information regarding Emulex available to Avago, including internal financial forecasts prepared by management regarding the anticipated future financial and operating performance of Emulex for the years 2015 through 2017. Mr. Benck met with Avago’s CEO at his request to discuss Emulex and its business on September 18, 2014. However, on September 30, 2014, representatives of Avago informed a representative of Emulex that it was not interested in further pursuing a potential strategic transaction involving Emulex at that time.
Emulex continued to make presentations to, and engage in discussions with, Company A during the September – October 2014 period. However, on October 29, 2014, a representative of Company A informed a representative of Emulex that it was not interested in pursuing a possible strategic transaction involving Emulex.

On January 7, 2015, a representative of Avago contacted Mr. Benck to discuss Avago’s possible renewed interest in Emulex and set up a subsequent meeting on January 14, 2015, which, after consulting with the Chairman of the Board, an independent director, Mr. Benck and Jeff Hoogenboom, Emulex’s Senior Vice President of Worldwide Sales, attended, along with Avago’s CEO and other representatives. During that meeting, the Emulex representatives described progress in Emulex’s business since the Fall of 2014 and preliminary financial results for the first half of its current fiscal year. The Emulex representatives also provided Avago an updated revenue forecast for Emulex’s connectivity division (“ECD”) business segment for fiscal year 2015 that took into account Emulex’s estimated actual revenue for the first half of the 2015 fiscal year. See “Additional Information — Forecasted Financial Information” in Item 8. Representatives of Avago indicated that they would assess this information and contact Emulex if Avago had a renewed interest in discussions of a potential strategic transaction.
On January 26, 2015, Avago submitted a written proposal to acquire Emulex at a price of  $7.50 per Share in cash, subject to further due diligence and the negotiation of definitive documentation. Avago indicated that it believed that it was in the interest of both Emulex and Avago that any transaction be negotiated efficiently. A representative of Avago informed Emulex that, for that reason, Avago’s proposal was subject to a potential transaction agreement with Emulex being based on the merger agreement employed in Avago’s acquisition of PLX Technology, Inc. (“PLX”) in August 2014. Avago noted that the PLX merger agreement was publicly available, had been fully negotiated and represented what Avago believed to be appropriate terms and conditions for a transaction with Emulex. Avago’s proposal also included a request for a 45-day period of exclusivity.
Emulex’s management informed the Board of the receipt of Avago’s January 26th proposal and reviewed it at a regularly scheduled Board meeting on January 27, 2015. At the January 27th meeting, the Board determined to solicit advice from Goldman Sachs and Jones Day at a special meeting of the Board on January 31, 2015.
The Board met on January 31, 2015 to review Avago’s January 26th proposal. Representatives of Goldman Sachs and Jones Day participated in the meeting. At the meeting, a representative of Jones Day advised the Board with respect to the directors’ fiduciary duties in the circumstances. Management reviewed with the Board its updated financial forecast for the second half of fiscal year 2015 through 2019. See “Additional Information — Forecasted Financial Information” in Item 8 below. The representatives of Goldman Sachs reviewed Goldman Sachs’ preliminary observations regarding Avago’s proposal. Goldman Sachs’ presentation included preliminary financial analyses, a review of the strategic alternatives processes undertaken by Emulex in which representatives of Goldman Sachs had been involved since it was retained in May 2013, including a review of the results of Emulex’s outreach to third parties, and Goldman Sachs’ views as to possible alternative bidders. The representatives of Goldman Sachs and management indicated that they believed that there was not a reasonable possibility that private equity firms would pursue the acquisition of Emulex at the $7.50 per share initial price level indicated by Avago based on the indications received from Sponsor A and Sponsor B in August 2014 and Goldman Sachs’ and management’s analysis regarding what a private equity purchaser could pay in light of current market conditions for the debt and equity necessary to finance such a transaction. The representatives of Goldman Sachs and management further indicated that they believed that the universe of potential alternative strategic bidders for Emulex was limited.
The Board also engaged in an extensive discussion of Emulex’s business plan, and risks and opportunities presented for Emulex to continue as a stand-alone company. Following these analyses and discussions, the Board determined that management should continue discussions with representatives of Avago to determine whether Avago would be willing to increase its indicated price. The Board directed Mr. Benck to continue to work closely with the Chairman of the Board to determine the best negotiating approach. While the Board did not determine whether to accept exclusivity as a condition to proceeding with discussions with Avago at the January 31st meeting, management was directed to leave the possibility open and focus on seeking to convince Avago to substantially increase its indicated price at this phase of the discussions.
Over the course of the next week, Mr. Benck, in regular consultation with the Chairman of the Board, conducted price discussions with a representative of Avago. Mr. Benck initially proposed a price of  $8.50 in cash per Share, which the representative of Avago rejected outright, and indicated that Avago was reluctant to increase its indicated price above the $7.50 in cash per Share price which Avago had proposed on January 26, 2015. After Emulex responded to requests for additional information, however, Avago increased its indicated price to $7.75 in cash per Share in a letter dated February 4, 2015. Following further discussions with the Board’s Chairman, Mr. Benck informed Avago that he believed that Avago had to increase the price indicated in its February 4th proposal before the Board would proceed further. On February 5, 2015, Avago delivered another written proposal, increasing its indicated price to $8.00 in cash per Share, subject to substantially the same terms as its January 26th proposal.
Avago’s February 5th proposal reiterated the request for exclusivity and the condition that a transaction be based on the PLX documentation in order to reach a signed agreement quickly. Specifically, a representative of Avago advised Mr. Benck that Avago’s proposal was based on the expectation that a definitive agreement would be executed by late February to facilitate an announcement in conjunction with Avago’s first quarter earnings. Representatives of Avago also informed Emulex that, if the parties were unable to execute a merger agreement prior to Avago’s release of first quarter earnings, it was possible that Avago would need to delay further pursuit of the transaction for a significant period and turn its attention to other projects.
In various discussions on February 6, 2015, and in consultation with the Board’s Chairman, Mr. Benck continued to encourage Avago to further increase its price above $8.00 in cash per Share, but Avago declined to do so.
The Board met on February 7, 2015 to consider Avago’s February 5, 2015 proposal. Representatives of Goldman Sachs and Jones Day participated in the meeting. Based on Emulex’s previous third-party outreach efforts and input from representatives of Goldman Sachs, the Board determined that private equity firms would not be competitive at the indicated value of  $8.00 per share in cash. With input from Emulex’s management and the representatives of Goldman Sachs, the Board reviewed possible additional strategic bidders that were in Emulex’s industry, including Company A and three other companies (“Company B”, “Company C” and “Company D”).
The Board was aware that Company A had informed Emulex on October 29, 2014 that it was not interested in pursuing a strategic transaction with Emulex, and management noted that Company A would require third-party financing or the payment of a substantial portion of the purchase price in Company A stock, which would require that Emulex conduct substantial due diligence with respect to Company A. For these reasons, the Board determined that Company A was not reasonably likely to be a viable candidate for outreach.
The Board determined, based on prior discussions, that Company B would be unlikely to be interested in a strategic transaction with Emulex because of Company B’s lack of interest in pursuing a transaction in the prior third-party outreach efforts. For this reason, the Board determined that it was not likely that Company B would be a viable candidate for outreach.
The Board noted that the likelihood of a transaction with Company C was low both because Company C would probably need to raise external financing to acquire Emulex and there would be substantial closing risk associated with any transaction with Company C because of regulatory requirements. For these reasons, the Board determined that it was not likely that Company C would be a viable candidate for outreach.
The Board determined, based on prior discussions, that Company D would be unlikely to be interested in a strategic transaction with Emulex because of Company D’s lack of interest in pursuing a transaction in prior third-party outreach efforts. For this reason, the Board determined that it was not likely that Company D would be a viable candidate for outreach.
Against this background, the Board directed Emulex’s management to continue discussions with Avago and, if required by Avago, enter into a 30-day exclusivity agreement having such other terms as were recommended by Jones Day and approved by the Board’s Chairman.
Over the course of the next ten days, Emulex furnished additional due diligence information to Avago, and representatives of Latham & Watkins LLP (“Latham & Watkins”), counsel to Avago, and Jones Day engaged in discussions on the draft exclusivity agreement, which Avago had furnished on February 5, 2015. On February 10, 2015, a representative of Latham & Watkins informed a representative of Jones Day that Avago would not require exclusivity.

In light of the withdrawal of the request for exclusivity, representatives of Goldman Sachs, after consultation with and at the direction of Emulex’s management and the Chairman of the Board, contacted Company B and Company D, both of which had been contacted in 2013, to determine whether they might be willing to pursue a possible acquisition of Emulex because each had the financial resources to pursue a transaction on a relatively expedited basis and management and Goldman Sachs believed that it was possible that they might have an interest despite the fact that they had indicated otherwise in 2013. As the Board discussed in its February 7th meeting, Company A, which had done substantial due diligence in the July October 2014 period, had informed Emulex that it was not interested in pursuing a strategic transaction and was believed to lack sufficient capital resources to pursue an all-cash transaction expeditiously. As the Board also discussed in its February 7th meeting, the Board believed that Company C was not a viable candidate for outreach because Company C would probably need to raise external financing to acquire Emulex and there would be substantial closing risk associated with any transaction with Company C because of regulatory requirements.
Latham & Watkins furnished a draft of the merger agreement on February 11, 2015.
Jones Day and Latham & Watkins then exchanged drafts of the Merger Agreement on each of February 15, 2015 and February 17, 2015.
The Board met on the evening of February 17, 2015 prior to its regularly scheduled meeting the next day. During that meeting, the Board reviewed Avago’s proposal and engaged in extensive discussions. Representatives of Jones Day participated in the February 17th meeting and provided a general description of the merger agreement furnished by Latham & Watkins. Emulex’s management updated the Board with respect to ongoing due diligence and related activities. In the February 17th meeting, Mr. Benck reported that Avago’s CEO had requested a meeting with Mr. Benck on February 20, 2015, which the Board authorized Mr. Benck to attend if the key terms of a possible transaction were agreed to in principle by that time.
The Board held its regularly scheduled meeting on February 18, 2015 in connection with Emulex’s annual meeting of shareholders. At the conclusion of the meeting, the Board discussed what action to take with respect to the $100,000 in value of restricted stock to be awarded after each annual meeting to each non-employee director under the Director Plan for Non-Employee Directors (the “Director Stock Plan”), half of which vested on grant and half of which vested six months thereafter. In light of the ongoing discussions with Avago and outreaches to Companies B and D, after consultation with Jones Day, each director signed a letter agreement with Emulex pursuant to which he or she agreed to waive any acceleration of such director’s outstanding restricted stock awards that would otherwise occur upon the consummation of the Merger, notwithstanding the terms of any equity plan or any agreement or instrument related to such restricted stock awards, if the Effective Time occurs prior to the date on which such awards would otherwise vest in accordance with their terms (six months from the date of grant), and to forfeit the number of restricted Shares awarded on February 18, 2015 had $8.00 been used to calculate the number of restricted Shares awarded rather than $6.39, the closing sales price for Shares on the date of the award.
The Board held a special meeting on February 21, 2015. Representatives of Goldman Sachs and Jones Day participated in the meeting. A representative of Jones Day reviewed the Board’s fiduciary duties in the circumstances. The representative of Jones Day then reported that, since February 18, 2015, representatives of Latham & Watkins and Jones Day had continued to negotiate and exchange drafts of the transaction documentation on a substantially continuous basis. In addition, management reported that, throughout this period, Avago conducted additional due diligence and representatives of Emulex responded to questions. A representative of Jones Day then reviewed the material terms of the draft Merger Agreement, a summary of which, along with the draft Merger Agreement itself, had been provided to the Board prior to the meeting. The representative of Jones Day noted that the parties were still discussing whether certain foreign pre-merger and other regulatory clearances would be conditions to closing.
A representative of Jones Day then reviewed the proposed breakup fee of  $19.5 million, representing approximately 3.2% of Emulex’s total equity consideration in the transaction, or approximately $0.26 per fully diluted Share, which had been heavily negotiated during the course of the discussions. The representative of Jones Day also informed the Board that Avago was requiring that each Board member and Emulex’s named executive officers sign the Tender and Support Agreement in which they agreed, subject to certain exceptions, to tender their Shares and not to solicit alternative transactions. The representative of Jones Day then reviewed the material terms of the draft Tender and Support Agreement.
The representative of Jones Day then reviewed the provisions of the Merger Agreement and the possible transaction as to which directors and officers had interests that could be said to be in addition to, or different from, the interests of the Shareholders generally, including the provisions for treatment of equity awards and employee-related provisions, and the indemnification and insurance provisions of the draft Merger Agreement. The representative of Jones Day reviewed in detail the “no-shop” covenants, as well as the terms of the draft Merger Agreement that would permit Emulex to engage in discussions with, and provide information to, potential third-party bidders, the covenants relating to the Board’s recommendation and ability to change the recommendation for an alternative transaction or intervening event, Avago’s obligation to extend the Offer in certain circumstances, the closing conditions and the proposed end date by which the Merger Agreement could be terminated if the Offer was not completed, which the representative of Jones Day recommended be eight months from signing. Finally, the representative of Jones Day noted that non-tendering Shareholders would have the right to exercise appraisal rights if the Merger was completed, and that Avago’s closing obligations were not conditioned on the absence of the assertion of appraisal rights at any level. Another representative of Jones Day then reviewed the pre-merger notification and clearance requirements under the HSR Act applicable to a transaction involving Avago, noting that the parties were still assessing whether certain foreign antitrust clearances would be required.
Mr. Benck reported that, as previously discussed with the Board, on February 20, 2015, Mr. Benck had met with Avago’s CEO. During the meeting, they discussed various due diligence topics, the future of Emulex’s business and the industry generally and how the Emulex management team might fit within the Avago organization. They also discussed the possibility of Mr. Benck continuing as manager of the Emulex business unit within Avago if the parties reached agreement, but agreed to defer any further discussion of the matter and potential terms until such time, if it occurred, as the Merger Agreement was signed and the transaction announced.
Representatives of Goldman Sachs then reported on conversations with Company B and Company D. They reported that, while Company B had said that Emulex was not among the companies it was considering for a possible acquisition, it had initially agreed to reconsider the possibility, but had ultimately reaffirmed that Company B would not be able to consider the matter at the present time and therefore Company B would not participate in any process. Representatives of Goldman Sachs noted that Company D’s only response to date had been that it was still considering the matter.
A representative of Goldman Sachs then led an extensive discussion of Goldman Sachs’ analysis of the possible transaction from a financial point of view based on the indicated price of  $8.00 in cash per Share. He noted that Goldman Sachs’ preliminary analysis, based on the work undertaken to date, on the factors and assumptions described and on the forecasts of Emulex’s management, indicated that the $8.00 in cash per Share was in excess of the standalone value of Emulex indicated in Goldman Sachs’ analysis. He also noted that $8.00 in cash per Share represented a 25% premium to the closing trading price on February 19, 2015 and a 34% premium to the 90-day trading average price on February 19, 2015. He reviewed the multiples that $8.00 in cash per Share implied and compared those to trading multiples for selected companies, reviewed Emulex’s potential Share price based on certain multiples and management’s forecasts and reviewed Goldman Sachs’ preliminary discounted cash flow analysis.
The Board also considered, in addition to the legal and financial considerations, Emulex’s prospects as an independent publicly traded company, the terms of the documentation that had been negotiated to date and the potential effects on Emulex if a transaction were announced but not completed. Weighing all these factors, the Board, after receiving the advice of management and Emulex’s advisors, determined that Emulex should continue to seek to finalize the Merger Agreement, recognizing that Company D could present an indication of interest that would warrant consideration.
The Board held a special meeting on February 25, 2015. Representatives of Goldman Sachs and Jones Day participated in the meeting. A representative of Jones Day described the changes that had been negotiated in the transaction documents since the February 21st Board meeting. Representatives of

Goldman Sachs informed the Board that a representative of Company D had informed Goldman Sachs that Company D had no interest in pursuing a possible strategic transaction with Emulex. Representatives of Goldman Sachs then provided Goldman Sachs’ analysis of the proposed transaction. At the conclusion of the presentation, a representative of Goldman Sachs presented Goldman Sachs’ oral opinion to the Board that, as of February 25, 2015 and based upon and subject to the factors and assumptions set forth therein and reviewed at the February 25th meeting, the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. Goldman Sachs’ oral opinion was subsequently confirmed in writing and is attached as Annex A to this Statement. See “— Opinion of the Financial Advisor to the Emulex Board” below in this Item 4.
Following discussion, the Board, for the reasons more fully described in “— Reasons for the Recommendation” below in this Item 4, unanimously (1) determined that the Transaction, including the Offer and the Merger, are fair to, and in the best interests of, Emulex and its Shareholders, (2) approved and declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, and (3) recommended that the Shareholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.
Thereafter on February 25, 2015, the parties executed the Merger Agreement and the Tender and Support Agreement and published a joint press release announcing the Transaction.
Reasons for the Recommendation
In approving the Merger Agreement and the transactions contemplated thereby and making its recommendation that Shareholders tender their Shares in the Offer, the Board considered a number of factors, including the following, which the Board believes support these determinations:
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Emulex’s Prospects as an Independent Company:   The Board concluded that the value that would be realized by Shareholders in the Offer and the Merger was greater than could reasonably be expected to be realized by Shareholders were Emulex to continue as an independent publicly traded company. In so doing, the Board considered Emulex’s business, financial position, progress in executing on the three-part program to enhance shareholder value that Emulex publicly announced on November 11, 2013, results of operations and prospects, including management’s forecasts of future results of operations, and weighed the possible opportunities and risks presented in respect of management’s forecasts in connection with this analysis. The Board also considered, among other things, (1) the highly competitive nature of Emulex’s business, (2) the rapidly changing nature of the business in which Emulex operates, (3) Emulex’s size and the greater financial and other resources that certain of Emulex’s competitors have, (4) Emulex’s ability to compete for talent against larger or faster-growing technology companies, and (5) the potential impact of these factors on Emulex’s ability to execute its strategic plan and achieve its financial forecast.

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Available Alternatives; Results of Discussions with Third Parties:   The Board considered possible alternatives to the acquisition by Avago, including the possibility of Emulex being acquired in whole or in part by another company or a private equity firm. In this regard, the Board also considered the results of the process that the Board had conducted, with the assistance of Emulex’s management and Emulex’s financial and legal advisors, to evaluate strategic alternatives in 2013 and 2014 and the results of the third-party outreach conducted in 2015, including discussions with third parties regarding possible business combination and change of control transactions as described above in “— Background of the Transaction” in this Item 4.

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Premium to Market Price:   The Board considered that the Offer Price of  $8.00 in cash per share represented:

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a premium of 26.4% to the closing sales price on February 24, 2015, the last trading day prior to the execution of the Merger Agreement;

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a premium of 24.0% based on the 30-day average of  $6.45 per Share as of February 24, 2015;

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a premium of 32.9% based on the 90-day average of  $6.02 per Share as of February 24, 2015;

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a premium of 4.8% based on the 52-week high closing Share price of  $7.63 per Share as of February 24, 2015;

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a premium of 79.4% based on the 52-week low closing Share price of  $4.46 per Share as of February 24, 2015; and

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a premium of 33.3% based on the Institutional Brokers’ Estimate System (“IBES”) median price target of  $6.00 per Share on February 24, 2015.

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Financial Analyses and Goldman Sachs Fairness Opinion:   The Board considered the various financial analyses presented by Goldman Sachs, as well as the oral opinion of Goldman Sachs (which was subsequently confirmed in writing) to the effect that, as of February 25, 2015 and based upon and subject to the factors and assumptions set forth therein, the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial view to such holders (see “— Opinion of the Financial Advisor to the Emulex Board” below in this Item 4). The full text of Goldman Sachs’ written opinion, dated February 25, 2015, is attached as Annex A to this Statement.

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Cash Consideration; Certainty of Value:   The Board considered the form of consideration to be paid to the Shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Avago’s proposal was not subject to a financing contingency. The Board considered the size and business reputation of Avago and its management, other acquisitions Avago had completed and Avago’s substantial financial resources, which the Board believed supported the conclusion that a transaction with Avago could be reasonably expected to be completed.

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Termination Right to Accept Superior Proposals:   The Board considered the fact that the Merger Agreement provides that, at any time prior to the Acceptance Time (as defined in the Merger Agreement), if the Board receives a Competing Proposal (as defined in the Merger Agreement) from a party that in the good faith determination of the Board, after consultation with its independent financial advisor and legal advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and the Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law, the Board may terminate the Merger Agreement to concurrently enter into an agreement with respect to that Superior Proposal upon payment of a $19.5 million termination fee.

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Change in Recommendation:   The Board considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the Board may withdraw or modify its recommendation in response to a Superior Proposal or in response to a material development or change in circumstances (not in connection with a Competing Proposal) that was not known to the Board as of the date of the Merger Agreement if, in each case, it determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law.

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Termination Fee:   The Board considered the fact that the Merger Agreement requires Emulex to pay a termination fee of  $19.5 million (equal to approximately 3.2% of the aggregate equity value of the Transaction) if Emulex were to terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal. The Board was informed by counsel that the amount and structure of the termination fee was heavily negotiated with representatives of Avago and equated to approximately $0.26 per fully diluted Share. Based in part thereon, the Board determined that the termination fee amount would not likely preclude a third party from making a Superior Proposal if it desired to do so.

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Closing Conditions:   The Board considered and assessed the closing conditions, including that the Offer was conditioned on the expiration or termination of the waiting period under the HSR Act, the absence of certain litigation initiated by governmental authorities, the continuing accuracy of Emulex’s representations and warranties in the Merger Agreement (unless the inaccuracies, individually or in the aggregate, would not have a Material Adverse Effect (as defined in the

Merger Agreement)), compliance in all material respects with Emulex’s covenants in the Merger Agreement and other conditions, including the Minimum Condition (as defined in the Merger Agreement), and concluded that there was a substantial probability that these conditions would be satisfied.
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Extension of the Offer Period:   The Board considered the fact that the Merger Agreement provides that, until October 23, 2015, subject to certain limitations set forth in the Merger Agreement, Purchaser would be required to extend the Offer beyond the initial expiration of the Offer if certain conditions to the consummation of the Offer were not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the Offer could be consummated.

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Availability of Appraisal Rights:   The Board was informed that statutory appraisal rights under the DGCL would be available in connection with the Merger to Shareholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL.

The Board also considered a number of risks and other countervailing considerations concerning the Merger Agreement, the Offer and the Transaction, including the following:
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No Shareholder Participation in Potential Future Growth:   The Board considered the fact that, following the Merger, Shareholders would have no continuing equity interest in Emulex’s business and, as such, would not have the opportunity to participate in its potential future growth or profits following the Merger. In this regard, the Board took into account management’s expectations for the current fiscal year, the forecast summarized in “Additional Information to be Furnished — Projected Financial Information” in Item 8 below, plans for seeking to improve Emulex’s business and the opportunities and challenges facing Emulex.

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Restrictions on Soliciting Competing Proposals; Break-up Fee:   The Board considered the fact that the Merger Agreement contains restrictions on Emulex soliciting competing acquisition proposals and requires the payment of a $19.5 million termination fee were Emulex to terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal, which would make it more costly for any other potential purchaser to acquire Emulex.

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Representations, Warranties and Covenants in the Merger Agreement:   The Board considered the representations, warranties and covenants in the Merger Agreement, as well as the fact that Purchaser’s obligation to purchase Shares tendered in the Offer would be subject to various conditions, including the accuracy of such representations and warranties (unless the inaccuracies individually or in the aggregate, would not have a Material Adverse Effect (as defined in the Merger Agreement)) and Emulex’s compliance in all material respects with such covenants.

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Failure to Close:   The Board considered the risk that the Offer and Merger might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of the Shares, which could be affected by many factors, including (1) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting Emulex, (2) the possibility of the marketplace would consider Emulex to be an unattractive acquisition candidate, and (3) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

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Emulex’s operating results, including in light of the costs incurred in connection with the Transaction;

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Emulex’s ability to attract and retain key personnel; and

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Emulex’s relationships with customers, suppliers, vendors, purchasing agents and other business partners.

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Potential Negative Effects on Emulex:   The Board considered the fact that the announcement of the Offer and the Merger, and the demands on the time and energies of Emulex’s management and employees in connection with the Offer and the Merger may also disrupt Emulex’s businesses, adversely affect customer relationships, impair Emulex’s ability to attract or retain key personnel and distract Emulex personnel from focusing on Emulex’s business.
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Pre-Closing Covenants:   The Board considered that Emulex would be required to agree, subject to specified exceptions, that Emulex must obtain Avago’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) for a number of actions that, if not taken, could limit the ability of Emulex to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

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Tax Effect:   The Board considered the fact that the cash to be received by the Shareholders in the Offer and the Merger would be taxable to the Shareholders.

•
Interests of Directors and Executive Officers:   The Board considered that Emulex’s directors and executive officers may have interests in the Offer and the Merger or other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Shareholders. See “— Arrangements with Current Executive Officers and Directors of Emulex” in Item 3 above.

The factors listed above as supporting the Board’s decisions were determined by the Board to outweigh the countervailing considerations and risks. The foregoing discussion of the Board’s reasons for its recommendation that the Shareholders accept the Offer is not meant to be exhaustive, but addresses the material factors considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Board made its determination and recommendation based on the totality of the information presented to it, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors.
Opinion of the Financial Advisor to the Emulex Board
Goldman Sachs delivered its opinion to the Board that, as of February 25, 2015 and based upon and subject to the limitations and assumptions set forth therein, the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated February 25, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Statement. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation as whether or not to tender Shares in the Offer or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•
the Merger Agreement;

•
annual reports to Shareholders and Annual Reports on Form 10-K of Emulex for the five fiscal years ended June 29, 2014;

•
certain interim Quarterly Reports on Form 10-Q of Emulex;

•
certain other communications from Emulex to Shareholders;

•
certain publicly available research analyst reports for Emulex;

•
certain internal financial analyses and forecasts for Emulex prepared by its management and approved for Goldman Sachs’ use by Emulex (which we refer to as the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Emulex regarding their assessment of the past and current business operations, financial condition and future prospects of Emulex. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Emulex with similar information for certain other companies, the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.
For purposes of rendering the opinion described above, Goldman Sachs, with Emulex’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Emulex’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Emulex. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Emulex or any of its subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Emulex or on the expected benefits of the Transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.
Goldman Sachs’ opinion did not address the underlying business decision of Emulex to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Emulex, nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Avago and its affiliates) of Shares, as of the date of the opinion, of the $8.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Emulex, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Emulex, or class of such persons, in connection with the Transaction, whether relative to the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of Emulex or Avago or the ability of Emulex or Avago to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before

February 24, 2015, the last trading day before Goldman Sachs delivered its financial analysis to the Board, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis
Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the then-current Share price, the 30-day average Share price, the 90-day average Share price, the 52-week low closing Share price, the 52-week high closing Share price and the IBES median price target, in each case as of February 24, 2015 (the last trading day before Goldman Sachs delivered its financial analysis to the Board), in each case as a premium to the Share price.
This analysis indicated that the $8.00 in cash per Share to be paid to Emulex stockholders pursuant to the Merger Agreement represented:
•
a premium of 26.4% based on the closing market price of  $6.33 per Share on February 24, 2015;

•
a premium of 24.0% based on the 30-day average of  $6.45 per Share as of February 24, 2015;

•
a premium of 32.9% based on the 90-day average of  $6.02 per Share as of February 24, 2015;

•
a premium of 4.8% based on the 52-week high closing Share price of  $7.63 per Share as of February 24, 2015;

•
a premium of 79.4% based on the 52-week low closing Share price of  $4.46 per Share as of February 24, 2015; and

•
a premium of 33.3% based on the IBES median price target of  $6.00 per Share on February 24, 2015.

Selected Companies Analysis
Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Emulex to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the networking and storage sector of the semiconductor industry (which we refer to collectively as the “Selected Companies”):
•
Avago Technologies (“AVGO”)

•
Brocade Communications Systems (“BRCD”)

•
Marvell Technology Group (“MRVL”)

•
Mellanox Technologies (“MLNX”)

•
PMC-Sierra (“PMCS”)

•
QLogic Corporation (“QLogic” or “QLGC”)

Although none of the Selected Companies is directly comparable to Emulex, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Emulex.
The multiples and ratios of the Selected Companies were based on the closing prices of their respective common shares on February 24, 2015, information obtained from SEC filings, CapitalIQ and other market research, and estimates from IBES. The multiples and ratios for Emulex were based on the Forecasts, the closing price of the Shares on February 24, 2015, information obtained from SEC filings, CapitalIQ and other market research, and estimates from IBES.
With respect to each of the Selected Companies and Emulex, Goldman Sachs calculated, among other things:
•
percentage revenue growth estimated for fiscal years 2015 to 2016 (calendarized to June to conform to fiscal period);

•
percentage earnings per share (“EPS”) growth estimated for fiscal years 2015 to 2016 (calendarized to June to conform to fiscal period);

•
percentage earnings before interest and tax (“EBIT”) margin estimated for fiscal year 2015 (calendarized to June to conform to fiscal period);

•
price as a multiple of estimated fiscal year 2015 EPS (“P/E”) (calendarized to June to conform to fiscal period);

•
cash-adjusted price as a multiple of estimated fiscal year 2015 cash-adjusted EPS (“Cash-Adjusted P/E”) (calendarized to June to conform to fiscal period), with cash-adjusted price calculated by subtracting excess cash per share from unadjusted price per share and cash-adjusted EPS calculated by subtracting tax-adjusted interest income earned on excess cash per share from unadjusted EPS. Excess cash is defined as the cash in excess of existing debt, and all calculations assume a 0.5% interest income on excess cash and a 10% tax rate for Emulex and 35% tax rate for the Selected Companies; and

•
enterprise value (“EV”) as a multiple of fiscal year 2015 EBIT (calendarized to June to conform to fiscal period).

The results of these analyses are summarized as follows:
	Emulex (Management)	Emulex (Market Analysts)	Selected Companies
			Range
			High	Low	Median
FY’15 – ’16 Revenue Growth	(5.0%)	(0.7%)	18.6%	0.5%	6.5%
FY’15 – ’16 EPS Growth	(14.0%)	(12.5%)	31.6%	(4.2)%	11.6%
FY’15 EBIT Margin	13.2%	13.1%	38.2%	15.3%	18.5%
FY’15 P/E	9.6x	9.9x	27.9x	13.3x	15.9x
FY’15 Cash-Adj. P/E	9.6x	9.9x	23.6x	10.5x	15.2x
FY’15 EV/EBIT	8.5x	8.7x	22.2x	9.5x	13.9x
Illustrative Present Value of Future Share Price Analysis
Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, using the Forecasts for each of the fiscal years 2016 through 2018. This analysis is designed to provide an indication of the implied present value of a theoretical future value of a company’s equity on a per share basis as a function of such company’s estimated future earnings and its assumed future price/earnings multiples. Goldman Sachs first calculated the implied values per Share as of the end of the fiscal years 2015 through 2017, by applying illustrative price to one-year forward EPS multiples of 9.0x to 12.0x to EPS estimates for each of the fiscal years 2016 through 2018, and then discounting these theoretical future values of Emulex’s equity on a per Share basis to present values to December 28, 2014, using an illustrative discount rate of 13.9% reflecting estimates of Emulex’s cost of equity and taking into account a size premium adjustment of 2.7% (representing the empirically observed excess historical market returns compared to the return predicted by the Capital Asset Pricing Model (CAPM) for companies of Emulex’s size). This analysis resulted in a range of illustrative implied present values of  $4.65 to $6.89 per Share.
Goldman Sachs then applied a cash-adjusted price/earnings multiples methodology to conduct a similar analysis. Goldman Sachs calculated the implied values per Share as of the end of the fiscal years 2015 through 2017, by applying illustrative price to one-year forward cash-adjusted EPS multiples of 8.0x to 11.0x to cash-adjusted EPS estimates for each of the fiscal years 2016 through 2018 and adding the applicable excess cash per Share estimates from the Forecasts, and then discounting these theoretical future values of Emulex’s equity on a per Share basis to present values to December 28, 2014 (as discussed above). Cash-adjusted EPS and excess cash calculations are as described in the section entitled “Selected Companies Analysis.” This analysis resulted in a range of illustrative implied present values of  $4.55 to $6.76 per Share.

Illustrative Discounted Cash Flow Analysis
Goldman Sachs performed an illustrative discounted cash flow analysis on Emulex using the Forecasts to determine a range of illustrative present values per Share. Goldman Sachs calculated indications of present value of unlevered free cash flow values for Emulex for the second half of fiscal year ending 2015 through fiscal year 2019 using illustrative discount rates ranging from 11.0% to 13.0%, reflecting estimates of Emulex’s weighted average cost of capital. Goldman Sachs calculated the present value of unlevered free cash flows for Emulex in the terminal year using illustrative perpetuity growth rates ranging from 2.0% to 4.0% and illustrative discount rates ranging from 11.0% to 13.0%. Goldman Sachs then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for each of the second half of fiscal year ending 2015 through fiscal year 2019 and subtracted the assumed amount of Emulex’s net debt as of December 28, 2014 (based on public filings) to calculate a range of illustrative equity values for Emulex. Goldman Sachs then divided this range of illustrative equity values by the number of Emulex’s fully diluted shares of Common Stock (calculated based on public filings and guidance of Emulex’s management with respect to future equity issuances) to derive a range of illustrative present values per Share of  $4.89 to $7.30.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the above analyses is directly comparable to Emulex or the Transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Avago and its affiliates) of Shares of the $8.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Emulex, Avago, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The $8.00 in cash per Share to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between Emulex and Avago and was approved by the Board. Goldman Sachs provided advice to Emulex during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Emulex or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by Board in making its determination to approve the Merger Agreement and recommend that Emulex’s Shareholders tender their Shares in the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs included as Annex A to this Statement.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Emulex, Avago, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as financial advisor to Emulex in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Emulex and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive compensation, including having acted as sole bookrunning manager with respect to an offering of the Notes in November 2013. During the two year period ended February 25, 2015, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and underwriting services provided to Emulex and/or its affiliates of approximately $4.5 million. Goldman Sachs may also in the future provide financial advising and/or underwriting services to Emulex, Avago and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.
The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated January 29, 2015, Emulex engaged Goldman Sachs to act as its financial advisor in connection with a possible merger or business combination involving Emulex or a sale of all or a portion of Emulex. The engagement letter between Emulex and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement of the Merger Agreement, at approximately $11.0 million, 75% of which is contingent upon consummation of the Transaction. In addition, Emulex has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Intent to Tender
Simultaneously with the execution of the Merger Agreement, certain of Emulex’s directors and executive officers executed the Tender and Support Agreement pursuant to which they have, among other matters, agreed to (1) tender the Shares owned by them in the Offer and (2) support the Merger and the Transaction, each on the terms and subject to the conditions set forth in the Tender and Support Agreement attached as Exhibit (e)(2) to this Statement. For a discussion regarding the decision of the Board with respect to the Merger Agreement and the Transaction, including the Offer and the Merger, see “— Reasons for the Recommendation” in this Item 4 above.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used
See “— Opinion of the Financial Advisor to the Emulex Board” in Item 4 above for a description of Emulex’s engagement of Goldman Sachs, which is incorporated by reference herein.
Except as set forth above, neither Emulex nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Shareholders on its behalf in connection with the Offer.
Item 6.   Interest in Securities of the Subject Company
No transactions in Shares have been effected during the past 60 days by Emulex or, to the knowledge of Emulex, any current executive officer, director, affiliate or subsidiary of Emulex, or the trustee of the Emulex ESPP, except that Mr. Benck sold 12,000 Shares at a price per Share of  $6.3453 on February 4, 2015 pursuant to a Rule 10b5-1 trading plan that Mr. Benck established in November 2014.
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as indicated in this Statement or the Exhibits hereto, no negotiations are currently being undertaken or are currently underway by Emulex in response to the Offer that relate to, or would result in, (1) a tender offer or other acquisition of Emulex’s securities by Emulex, any subsidiary of Emulex or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Emulex or any subsidiary of Emulex, (3) any purchase, sale or transfer of a material amount of assets by Emulex or any subsidiary of Emulex, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Emulex.

Except as indicated in this Statement or the Exhibits hereto, there currently are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.
Item 8.   Additional Information
Golden Parachute Compensation
The information required by Item 402(t) of SEC Regulation S-K regarding the compensation for each of the named executive officers of Emulex that is either based on or otherwise relates to the Offer and the Merger is described below. This compensation is referred to as “golden parachute compensation” by the applicable SEC executive compensation disclosure rules. If the Offer and the Merger are completed in accordance with the terms of the Merger Agreement, the consummation of the Offer and the Merger will constitute a “change in control” under the terms of the Key Employee Retention Agreement and the CIC Plan (as described above under Item 3) and each named executive officer will or may become entitled to receive certain payments and benefits. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the closing of the Offer and the Merger, absent the triggering event.
The table below assumes that the closing of the Offer and the Merger occurred on April 3, 2015, the last practicable date prior to the filing of this Statement, and the employment of each named executive officer of Emulex ceases as a result of termination by Emulex without cause or termination by the applicable named executive officer for good reason on that date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may be received by a named executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table do not take into account any reduction in payment of benefits that may be imposed with respect to any so-called “golden parachute payments” under Section 280G of the Code. None of the named executive officers are entitled to a “gross-up” payment with respect to any such “golden parachute payment.”
Name	Cash ($)(1)(5)	Equity ($)(1)(6)	Perquisites/ Benefits ($)(1)(7)	Total ($)(1)(8)
Jeffrey W. Benck	2,310,000	4,013,283	51,661	6,374,944
Kyle B. Wescoat	560,000	1,127,250	39,072	1,726,322
Perry M. Mulligan	480,000	1,033,286	27,776	1,541,062
Jeffery L. Hoogenboom	579,219	1,366,505	39,072	1,984,796
Margaret A. Evashenk(2)	—	—	—	—
James M. McCluney(3)	—	—	—	—
Michael J. Rockenbach(4)	—	—	—	—

(1)
No amounts are payable solely as a result of the Merger, and these amounts would be payable only if a “double-trigger” occurred (which would require a termination of the applicable individual’s employment) within 24 months following the consummation of the Merger.

(2)
Ms. Evashenk’s employment with Emulex terminated on December 31, 2014.

(3)
Mr. McCluney’s employment with Emulex terminated on February 6, 2014.

(4)
Mr. Rockenbach’s employment with Emulex terminated on January 3, 2014.

(5)
The amounts in this column represent the cash severance payments to which the executive officers would be entitled under the Key Employee Retention Agreement or the CIC Plan, as applicable, including a lump sum cash severance payment equal to 12 months of base pay (24 months for Mr. Benck), inclusive of their target incentive payment level with respect to the fiscal year prior to their termination date, in the event of a termination of his employment by Emulex without cause, or by him for good reason (each as defined in the Key Employee Retention Agreement or CIC Plan, as applicable) during the period beginning on the date of the Merger Agreement and ending 24 months after the effective date of a change in control of Emulex (the “Change of Control Period”). The following table breaks down the amounts in this column by type of payment.
	Base Salary ($)	Target Incentive Payment Level ($)	Total ($)
Jeffrey W. Benck	1,100,000	1,210,000	2,310,000
Kyle B. Wescoat	350,000	210,000	560,000
Perry M. Mulligan	320,000	160,000	480,000
Jeffery L. Hoogenboom	340,717	238,502	579,219
Margaret A. Evashenk	—	—	—
James M. McCluney	—	—	—
Michael J. Rockenbach	—	—	—
(6)
The amounts in this column represent the value of the unvested Emulex Options, Emulex RSU Awards and Emulex Stock Awards under the Company Stock Plans the vesting of which would accelerate on a “double-trigger” basis in the event of a termination of his employment by the Emulex without cause, or by him for good reason (each as defined in the Key Employee Retention Agreement or CIC Plan, as applicable) during the Change of Control Period. For purposes of the table above, amounts are calculated based on the number of awards held by each named executive officer as of April 3, 2015 and the per share equity award consideration is assumed to be the Offer Price. The following table breaks down the amounts in this column by type of equity award.

	Emulex Options ($)	Shares Subject to Emulex RSU Awards ($)	Emulex Stock Awards ($)	Total ($)
Jeffrey W. Benck	$560,107	$940,752	$2,512,424	$4,013,283
Kyle B. Wescoat	$140,674	$690,176	$296,400	$1,127,250
Perry M. Mulligan	$127,014	$629,472	$276,800	$1,033,286
Jeffery L. Hoogenboom	$172,545	$688,360	$505,600	$1,366,505
Margaret A. Evashenk	—	—	—	—
James M. McCluney	—	—	—	—
Michael J. Rockenbach	—	—	—	—
The value of the unvested and accelerated Emulex Options is the difference between the value of the Offer Price and the exercise price of the Emulex Option, multiplied by the number of unvested shares as of April 3, 2015 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The amounts in this column for the unvested and accelerated Emulex Options (i) disregard Emulex Options that have an exercise price greater than the Offer Price per share, (ii) do not represent either the value of the Assumed Options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the Assumed Options, and (iii) do not reflect any taxes payable by the option holders. See the discussions relating to the treatment of stock options and the treatment of restricted stock units in the section entitled See Item 3, “— Past Contacts, Transactions, Negotiations and Agreements — Agreements with Current Executive Officers and Directors of Emulex” for further information relating to the amounts by type of award.
(7)
The amounts in this column represent the value of 12 months of COBRA coverage (health, dental and vision benefits) for each executive officer and his spouse and dependents (24 months for Mr. Benck), as well as reimbursement of up to $15,000 for outplacement services utilized within the first 12 months following termination of employment, that each executive officer would be entitled to in the event of a termination of his employment by the Emulex without cause, or by him for good reason (each as defined in the Key Employee Retention Agreement or CIC Plan, as applicable) during the Change of Control Period.
(8)
The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

None of the executive officers is entitled to a tax gross-up payment to reimburse the executive for the effect of any federal excise tax levied on “excess parachute payments” within the meaning of Section 280G of the Code. In addition, under the Key Employee Retention Agreement and the CIC Plan, any payments and benefits to the executive officers that constitute “parachute payments” under Sections 280G and 4999 of the Code may be subject to reduction to the maximum amount that would not trigger any excise taxes if such reduction would result in a greater net-after-tax amount to such executive officers. For purposes of the tables above, Emulex assumed that no such reduction would be made to the payments to the executive officers.
Other Material Information
Antitrust Compliance
Under the HSR Act, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Avago of its Premerger Notification and Report Form with respect to the Offer, unless Avago receives a request for additional information and documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Avago. Complying with a request for additional information and documentary material may take a significant amount of time. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Avago or Emulex or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. Emulex does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
On March 11, 2015, Avago’s Parent and Emulex filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Avago’s Parent voluntarily withdrew its HSR Notice, effective as of March 26, 2015. Avago’s Parent re-filed its HSR Notice on March 30, 2015 in order to provide the FTC and the Antitrust Division with additional time to review the Transaction. Based on the March 30th filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on April 14, 2015, unless Avago’s Parent withdraws and again re-files its HSR Notice or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated (and regardless of whether the Merger is effected pursuant to Section 253 or Section 251(h) of the DGCL), Section 262 of the DGCL provides that any holder of Shares outstanding as of immediately prior to the Effective Time who has not tendered such Shares in the Offer and does not wish to accept the

Offer Price for each Share pursuant to the Merger (a “Remaining Shareholder”) and who has followed the procedures set forth in Section 262 of the DGCL will be entitled to demand appraisal of such Shares (all such Shares, collectively, the “Dissenting Shares”) in accordance and subject to full compliance with applicable procedures under the DGCL.
In addition, if, after the consummation of the Offer, Purchaser and any other subsidiary of Avago hold at least 90% of the issued and outstanding Shares (the “Short-Form Threshold”), Purchaser intends to effect a merger under the short-form merger provisions of Section 253 of the DGCL without a meeting of the Shareholders. If Purchaser consummates the Offer but does not reach the Short-Form Threshold, then as promptly as practicable following the consummation of the Offer, Purchaser and Emulex have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable following the consummation of the Offer, without a meeting of Shareholders, in accordance with Section 251(h) of the DGCL. If the Merger is consummated, Shareholders who did not tender their Shares into the Offer will receive the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to (1) Shares owned by Emulex or Avago or its subsidiaries or (2) Shares that are held by any Shareholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance with Section 262 of the DGCL (as described below). Therefore, if the Merger takes place and a Shareholder does not demand appraisal of his, her or its Shares, the only difference to the Shareholder between tendering his, her or its Shares into the Offer and not tendering his, her or its Shares into the Offer would be that, if the Shareholder tenders his, her or its Shares, the Shareholder may be paid earlier.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL to a “stockholder” and in this summary to “a Shareholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (1) did not tender their Shares in the Offer, (2) follow the procedures set forth in Section 262 of the DGCL, and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).
This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Under the DGCL, no additional notice is required to be provided to Shareholders prior to the Effective Time and Emulex, Avago and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any Shareholder who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten calendar days following the Effective Time, Emulex will provide notice of the effective date of the Merger to each Shareholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and April 27, 2015.
Any Shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Shareholder elects to exercise appraisal rights under Section 262 of the DGCL, such Shareholder must do all of the following:
•
within the later of the consummation of the Offer (which occurs when Purchaser has accepted for payment, and thereby purchases, the tendered Shares following the Expiration Date) and April 27, 2015, deliver to Emulex at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Emulex of the identity of the Shareholder, that the Shareholder is demanding appraisal;

•
not tender their Shares in the Offer; and

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder:   All written demands for appraisal should be addressed to Emulex Corporation, 3333 Susan Street, Costa Mesa, California 92626, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a broker, dealer, commercial bank, trust company or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, dealer, commercial bank, trust company or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal:   Within 120 calendar days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. Notwithstanding the foregoing, at any time within 60 calendar days after the Effective Time, any holder who has not commenced an appraisal proceeding may withdraw such holder’s demand for appraisal and accept the Merger Consideration (as defined in the Offer to Purchase). Any such attempt to withdraw made more than 60 calendar days after the Effective Time will require the written approval of the Surviving Corporation. Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval, except that the foregoing does not affect the right of any holder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such holder’s demand for appraisal and to accept the Merger Consideration within 60 calendar days after the Effective Time. If no such petition is filed within that 120-day period, appraisal rights will be lost for all Shareholders who had previously demanded appraisal of their Shares. Emulex is under no obligation to, and Purchaser and Avago have no present intention to cause it to, file a petition and holders should not assume that Emulex will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 calendar days after the Effective Time, any Shareholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Surviving Corporation or within 10 calendar days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such Shareholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 calendar days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all Shareholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the Shareholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the Shareholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those Shareholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the Shareholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any Shareholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that Shareholder.
Determination of Fair Value:   After the Delaware Court of Chancery determines which Shareholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Shareholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Shareholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). On behalf of the Surviving Corporation, Purchaser reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes).
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the Shareholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who, if required, has submitted such holder’s certificates of stock to the Delaware Register in Chancery may participate fully in all proceedings until it is finally determined that such holder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the Shareholders entitled thereto. Payment will be so made to each such Shareholder upon the surrender to the Surviving Corporation of such Shareholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a Shareholder, the Court of Chancery may order all or a portion of the expenses incurred by a Shareholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.
Any Shareholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any Shareholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such Shareholder’s Shares will be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, less any applicable withholding taxes. A Shareholder will fail to perfect, or lose, the Shareholder’s right to appraisal if no petition for appraisal is filed within 120 calendar days after the Effective Time. In addition, as indicated above, a Shareholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
If a Shareholder wishes to exercise his, her or its appraisal rights, the Shareholder must not tender his, her or its Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If the Shareholder fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such rights.

The foregoing summary of the rights of Shareholders to seek appraisal rights under the DGCL is not intended to be a complete statement of the procedures to be followed by the Shareholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.
Shareholder Approval of the Merger Not Required
Neither Avago nor Purchaser is, nor at any time during the last three years has been, an “interested shareholder” of Emulex as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 253 or Section 251(h) of the DGCL, no Shareholder vote or consent will be necessary to effect the Merger.
Delaware Business Combinations Statute / Takeover Statutes
Emulex is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an interested shareholder (including (1) a person who owns 15% or more of a corporation’s outstanding voting stock or (2) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include a merger and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 shareholders for a period of three years following the date such person became an interested shareholder unless:
•
the transaction in which the shareholder became an interested shareholder or the business combination was approved by the Board of the corporation before the other party to the business combination became an interested shareholder;

•
upon completion of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

•
the business combination was approved by the Board of the corporation and ratified by 66 2∕3% of the outstanding voting stock which the interested shareholder did not own.

In accordance with the provisions of Section 203, at the meeting held on February 25, 2015, the Board approved the Merger Agreement and the Transaction, as described in “— Background of the Transaction” in Item 4 above, and therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transaction.
A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Emulex, directly or through subsidiaries, conducts business in other states, some of which may have enacted such laws. In its resolutions approving the Merger Agreement on February 25, 2015, the Board resolved that the Merger Agreement and the Transaction and the Tender and Support Agreement will be, to the extent permitted by applicable law, exempt from any such applicable takeover or anti-takeover laws.
Forecasted Financial Information
Except for quarterly guidance as to Emulex’s management’s expectations of Emulex’s financial performance for the following fiscal quarter, Emulex’s management does not as a matter of course make public projections or forecasts as to future performance or earnings. Emulex’s management does annually prepare, for consideration and approval by the Board, a one-year plan of expected results of operations for budgeting purposes (the “AOP”), as well as a forecast of two additional fiscal years for planning purposes, which are reviewed by the Board. The AOP and the two additional year forecasts are typically prepared on a “bottom up” basis, reflecting inputs from the managers of Emulex’s operating units, revised and refined by senior management, and are not prepared with a view toward complying with generally accepted accounting principles in the United States (“GAAP”). The fiscal year 2015 AOP and forecasts for fiscal years 2016 and 2017 were prepared in May 2014, provided to Avago in September 2014 (and to Sponsor A, Sponsor B and Company A during 2014) and are summarized in the following table:
EMULEX CORPORATION
FORECASTED FINANCIAL INFORMATION
(Prepared by Emulex Senior Management in May 2014)
(in millions)
	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$416.2	$420.1	$437.7
Non-GAAP net income(1)	$49.6	$56.7	$61.7
EBITDA(1)	$76.3	$82.1	$87.6

(1)
EBITDA (or earnings before interest, income taxes, depreciation and amortization) and non-GAAP net income are non-GAAP financial measures, as they exclude, or are subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA and non-GAAP net income were provided by management to parties that participated in the third-party outreach process because EBITDA is a financial metric commonly used in transactional settings, and management believed that non-GAAP net income portrayed Emulex’s business without certain charges that may not apply to potential third-party acquirors. These measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. EBITDA and non-GAAP net income should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, non-GAAP net income was calculated as follows:
	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(6.5)	$8.9	$28.4
Adjustments for non-cash items:
Amortization	$27.3	$26.0	$9.6
Stock-based compensation	$15.6	$17.1	$18.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018	$6.6	$6.0	$7.0
Adjustments for special items:
License amortization	$7.1	—	—
Mitigation expense	$0.7	—	—
Tax adjustment	$0.8	—	—
Tax effect of GAAP valuation allowance and other	$(2.0)	$(1.3)	$(1.3)
Non-GAAP net income	$49.6	$56.7	$61.7

Other than with respect to fiscal year 2015, the foregoing line items related to the calculation of non-GAAP net income were not provided to Avago prior to execution of the Merger Agreement.
For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, EBITDA was calculated as follows:
	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Non-GAAP net income	$49.6	$56.7	$61.7
Interest	$3.8	$3.5	$3.5
Income taxes	$4.3	$4.9	$5.4
Depreciation	$18.6	$17.0	$17.0
EBITDA	$76.3	$82.1	$87.6
Other than with respect to fiscal year 2015, the foregoing line items related to the calculation of EBITDA were not provided to Avago prior to execution of the Merger Agreement.
On January 14, 2015, Emulex management reviewed with Avago Emulex’s preliminary estimates of its consolidated results of operations for the six-month and three-month periods ending December 28, 2014. On January 14th, Emulex management also provided Avago an updated revenue forecast for Emulex’s ECD business for fiscal year 2015 that took into account Emulex’s estimated actual revenue for the first half of the 2015 fiscal year. Emulex informed Avago that management estimated that full fiscal year 2015 revenue for Emulex’s ECD business was expected at that time to be $23.1 million higher than the ECD business forecast for fiscal year 2015 provided to Avago in September 2014. Emulex also provided Avago estimated actual revenue for Emulex’s network visibility products business segment for the first half of the 2015 fiscal year, which showed a decrease of  $9.0 million compared to Emulex’s quarterly AOP for the first half of 2015.
An updated consolidated forecast for Emulex for fiscal years 2015, 2016 and 2017 was not furnished to Avago in January 2015. In December 2014, Emulex’s senior management had begun to work on updates to the forecast that had been furnished to Avago in September 2014 to take into account the performance of each of Emulex’s businesses in the first half of fiscal year 2015. A revised forecast was then prepared by Emulex’s senior management on a “top down” basis (that is, by Emulex’s senior management without substantial involvement of management of Emulex’s operating units) because senior management limited the group of Emulex managers who were aware of the discussions with Avago in order to avoid potential disruption and to minimize the possibility that these discussions would become public prematurely. Emulex’s senior management also added fiscal years 2018 and 2019 to the forecast on a “top down” basis in connection with the financial analysis of Avago’s proposal. See “— Opinion of the Financial Advisor to the Emulex Board” above in Item 4. Emulex’s senior management reviewed the revised forecast with the Board at its January 31, 2015 meeting.
The revised forecast was provided to Goldman Sachs, and a subset of the information included in the revised forecast (excluding (1) unlevered free cash flow and (2) forecasts for the second half of fiscal year 2015 (“H2 2015”) and fiscal years 2018 and 2019) was provided to Avago on February 18, 2015 and is summarized in the following table:
EMULEX CORPORATION
FORECASTED FINANCIAL INFORMATION
(Prepared by Emulex Senior Management in January 2015)
(in millions)
	Year Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Revenue	$207.9	$422.8	$401.6	$423.4	$432.2	$445.0
Non-GAAP net income(1)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0
EBITDA(1)(2)	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0
Unlevered free cash flow(1)	$17.0	$41.0	$13.0	$36.0	$44.0	$46.0

(1)
EBITDA (or earnings before interest, income taxes, depreciation and amortization), non-GAAP net income and unlevered free cash flow are non-GAAP financial measures, as they exclude, or are subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. These non-GAAP financial measures exclude certain expenses and reflect an additional way of viewing aspects of Emulex’s operations that, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the results of operations and the factors and trends affecting the business. Management provided (a) EBITDA and non-GAAP net income to Avago (and other potential bidders), Goldman Sachs and the Board and (b) unlevered free cash flow to the Board and Goldman Sachs, in order to provide such parties with alternative methods for assessing Emulex’s financial condition and operating results. These measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. EBITDA, non-GAAP net income and unlevered free cash flow should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

(2)
EBITDA was not specifically included in the forecasts provided to Avago prior to execution of the Merger Agreement. However, the line items necessary to enable Avago to calculate EBITDA were included in the forecasts furnished to Avago in mid-February.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016, 2017, 2018 and 2019, non-GAAP net income is calculated as follows:
	Year Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Net income	$(7.5)	$(3.9)	$(5.7)	$20.8	$23.4	$28.0
Adjustments for non-cash items:
Amortization	$13.1	$27.0	$26.0	$9.6	$9.6	$10.0
Stock-based compensation	$8.4	$15.0	$13.0	$15.9	$14.2	$14.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018	$3.3	$6.6	$6.0	$7.0	$9.6	$7.0
Adjustments for special items:
Royalties	$1.1	$3.0	$2.0	$0.3	—	—
License amortization	$1.9	$3.8	$3.1	$2.1	$1.8	—
Mitigation expense	$0.2	$0.4	—	—	—	—
Tax adjustment	$0.4	$0.5	—	—	—	—
Non-recurring severance and related costs and other	$(0.3)	$(1.5)	—	—	—	—
Tax effect of GAAP valuation allowance	$(0.4)	$(2.4)	$(1.4)	$(1.2)	$(1.2)	($0.0)
Non-GAAP net income(a)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0

(a)
Materials used by Goldman Sachs in its analyses (see “— Opinion of the Financial Advisor to the Emulex Board” above in Item 4) and provided to the Board at the February 21, 2015 and February 25, 2015 Board meetings in connection with such analyses reflected each of the foregoing items on a tax-effected basis; the forecasts furnished by Emulex to Avago reflected the tax effects on an aggregate basis. Non-GAAP net income was the same in both presentations.

The foregoing line items related to the calculation of non-GAAP net income were not provided to Avago prior to execution of the Merger Agreement.

For the forecasted periods of the fiscal years ending on the last Sunday of June of each of fiscal years 2015, 2016, 2017, 2018 and 2019, EBITDA is calculated as follows:
	Year Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Non-GAAP net income	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0
Interest	$1.9	$3.8	$3.7	$3.7	$3.8	$4.0
Income taxes	$0.6	$3.5	$3.2	$4.7	$5.7	$6.0
Depreciation	$9.3	$18.6	$16.0	$16.0	$16.0	$16.0
EBITDA	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0
For the forecasted periods of the fiscal years ending on the last Sunday of June of each of fiscal years 2015, 2016, 2017, 2018 and 2019, unlevered free cash flow is calculated as follows:
	Year Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
EBITDA	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0
Adjustments for cash items:
Taxes	$(0.6)	$(3.5)	$(3.2)	$(4.7)	$(5.7)	$(6.0)
Capital expenditures	$(8.0)	$(17.3)	$(16.0)	$(16.0)	$(16.0)	$(16.0)
Change in working capital	$4.0	$5.0	$1.7	$(6.0)	$(3.5)	$(4.0)
Adjustments for special items:
Royalties	$(1.1)	$(3.0)	$(2.0)	$(0.3)	—	—
License amortization	$(1.9)	$(3.8)	$(3.1)	$(2.1)	$(1.8)	—
Mitigation expense	$(0.2)	$(0.4)	—	—	—	—
Tax adjustment	$(0.4)	$(0.5)	$(20.0)	—	—	—
Other	$1.6	$5.1	$2.7	$2.1	$2.3	$1.0
Stock-based compensation	($8.4)	$(15.0)	$(13.0)	$(15.9)	$(14.2)	$(14.0)
Unlevered free cash flow(a)	$17.0	$41.0	$13.0	$36.0	$44.0	$46.0

(a)
Materials used by Goldman Sachs in its analyses (see “— Opinion of the Financial Advisor to the Emulex Board” above in Item 4) and provided to the Board at the February 21, 2015 and February 25, 2015 Board meetings in connection with such analyses reflected each of the foregoing items on a tax-effected basis; the above reconciliation reflected the tax effects on an aggregate basis. Unlevered free cash flow above is the same as the unlevered free cash flow in such analyses.

Other than capital expenditures, change in working capital and stock-based compensation, the foregoing line items related to the calculation of unlevered free cash flow were not provided to Avago prior to execution of the Merger Agreement.
The foregoing forecasts are included in this Statement solely because Emulex provided them to the Board, Goldman Sachs and, as to fiscal years 2015 – 2017 and excluding unlevered free cash flow, Avago in connection with the Transaction. The forecasts reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific assumptions to Emulex’s business, all of which are difficult to predict and many of which are beyond Emulex’s control. These assumptions are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. In providing its financial advice and preparing its fairness opinion, Goldman Sachs assumed that the forecasts were prepared in good faith based on assumptions believed by management to be reasonable at the time the forecasts were made. While management so prepared the forecasts, there can be no assurance that the estimates and assumptions used to prepare the forecasts will prove to be accurate, and actual results may materially differ. As such, the forecasts constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in Emulex’s Form 10-K for the year ending June 29, 2014 and the other reports filed by Emulex with the SEC. The forecasts cover multiple years, and such information by its nature becomes less reliable with each successive year.
The forecasts were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts were prepared by Emulex’s management. Neither Emulex’s independent registered public accounting firm, nor any other independent accountants, nor Goldman Sachs have compiled, examined or performed any procedures with respect to the forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forecasts. Furthermore, the forecasts do not take into account any circumstances or events occurring after the date they were prepared.
Emulex’s filings with the SEC are available at www.sec.gov. Readers of this Statement are cautioned not to place undue reliance on the forecasts. The inclusion of the forecasts in this Statement should not be regarded as an indication that Emulex considers the forecasts to be predictive of actual future events, and the forecasts should not be relied upon as such. None of Emulex, Purchaser, Avago or their respective affiliates, advisors, officers, directors or advisors can give any assurance that actual results will not differ from the forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date such forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. None of Emulex, Purchaser, Avago or any of their respective affiliates intends to make publicly available any update or other revisions to the forecasts, except as required by law. None of Emulex, Purchaser, Avago or their respective affiliates, advisors, officers, directors or advisors has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Emulex compared to the information contained in the forecasts or that forecasted results will be achieved. None of Emulex, Purchaser, Avago or any of their respective affiliates or representatives makes any representation to any other person regarding the forecasts. The forecasts are not being included in this Statement to influence a Shareholder’s decision whether to tender his, her or its Shares in the Offer.
SEC Periodic Reports
For additional information regarding the business and financial results of Emulex, please see the following documents that have been filed by Emulex with the SEC, each of which is incorporated herein by reference:
•
Form 10-K for the fiscal year ended June 29, 2014, filed on August 28, 2014;

•
Form 10-K/A, Amendment No. 1, filed on October 27, 2014, for the purpose of adding Part III information to that report; and

•
Form 10-Q for the quarter ended December 28, 2014, filed on January 30, 2015 and for the quarter ended September 28, 2014, filed on October 31, 2014.

Certain Litigation
On March 3, 2015, two putative shareholder class action complaints were filed in the Court of Chancery of the State of Delaware against Emulex, its directors, Avago and Purchaser, captioned as follows: James Tullman v. Emulex Corporation, et al., Case No. 10743-VCL (Del. Ch.); Moshe Silver ACF/Yehudit Silver U/NY/UTMA v. Emulex Corporation, et al., Case No. 10744-VCL (Del. Ch.). On March 11, 2015, a third complaint was filed in the Delaware Court of Chancery, captioned Hoai Vu v. Emulex Corporation, et al., Case No. 10776-VCL (Del. Ch.). The complaints allege, among other things, that Emulex’s directors breached their fiduciary duties by approving the Merger Agreement, and that Avago and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as damages, including attorneys’ and experts’ fees. The Delaware Court of Chancery has entered an order consolidating the three Delaware actions under the caption In re Emulex Corporation Stockholder Litigation, Consolidated C.A. No. 10743-VCL.

Forward-Looking Statements
Information both included and incorporated by reference in this Statement contains forward-looking statements as defined by the U.S. federal securities law which are based on Emulex’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger.
This Statement contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause Emulex’s actual results to differ materially from the expectations expressed in the forward-looking statements. Although Emulex believes that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Emulex or its business or operations.
Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that Avago may not receive a sufficient number of Shares tendered from the Shareholders or required regulatory approvals to complete the Offer, (2) litigation relating to the Transaction, (3) uncertainties as to the timing of the consummation of the Transaction and the ability of Avago and Emulex to consummate the Transaction, (4) risks that the Transaction disrupts the current plans and operations of Emulex, (5) the ability of Emulex to retain and hire key personnel, (6) competitive responses to the Transaction, (7) unexpected costs, charges or expenses resulting from the Transaction, (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction, (9) Avago’s ability to achieve the growth prospects and synergies expected from the Transaction, as well as delays, challenges and expenses associated with integrating Emulex with Avago’s existing businesses, (10) legislative, regulatory and economic developments, and the factors described in “— Reasons for the Recommendation” in Item 4 above. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Emulex’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the SEC. Emulex can give no assurance that the conditions to the Transaction will be satisfied. Emulex has no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2015 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(1)(F)	Summary Advertisement as published in The New York Times on April 7, 2015 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(a)(2)	Letter to Emulex Shareholders from the Chairman of the Board of Emulex, dated April 7, 2015 (filed with this Statement).
(a)(5)(A)	Joint Press Release, dated February 25, 2015 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed with the SEC by Emulex on February 25, 2015).
(a)(5)(B)	Fairness Opinion of Goldman, Sachs & Co., dated February 25, 2015 (incorporated by reference to Annex A attached to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of February 25, 2015, by and among Emulex, Avago and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K dated February 25, 2015 and filed with the SEC by Emulex on February 26, 2015).
(e)(2)	Tender and Support Agreement, dated as of February 25, 2015, by and among Avago, Purchaser and the directors and officers of Emulex party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated February 25, 2015 and filed with the SEC by Emulex on February 26, 2015).
(e)(3)	Confidentiality Agreement, dated as of August 28, 2014, by and between Emulex and Avago’s Parent (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on April 7, 2015).
(e)(4)	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Emulex’s 1997 Annual Report on Form 10-K filed with the SEC on September 25, 1997).
(e)(5)	Amended and Restated Bylaws of Emulex dated as of February 21, 2015 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated February 21, 2015 and filed with the SEC by Emulex on February 26, 2015).
(e)(6)	Form of Indemnification Agreement between Emulex and each of its officers and directors (filed with this Statement).
(e)(7)	Amended Emulex Corporation Change in Control Retention Plan (incorporated by reference to Exhibit 10.5 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2012).
(e)(8)	Amendment to Key Employee Retention Agreement between Emulex and Jeffrey W. Benck, dated July 12, 2013 (incorporated by reference to Exhibit 10.3 to Emulex’s Current Report on Form 8-K filed with the SEC on July 15, 2013).

Exhibit No.	Description
(e)(9)	Amended and Restated Key Employee Retention Agreement of Jeffrey W. Benck, effective as of January 1, 2013 (incorporated by reference to Exhibit 10.2 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2012).
(e)(10)	Amended and Restated Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to Emulex’s definitive proxy statement on Schedule 14A for the 2012 annual meeting of its Shareholders filed with the SEC on October 9, 2012).
(e)(11)	Emulex Corporation Stock Award Plan for Non-Employee Directors, as amended (incorporated by reference to Appendix B to Emulex’s definitive proxy statement on Schedule 14A for the 2012 annual meeting of its Shareholders filed with the SEC on October 9, 2012).
(e)(12)	Emulex Corporation Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix A to Emulex’s definitive proxy statement on Schedule 14A for the 2013 annual meeting of its Shareholders filed with the SEC on December 23, 2013).
(e)(13)	Appendix to the Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Emulex Corporation Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Emulex’s 2013 Annual Report on Form 10-K filed with the SEC on August 29, 2013).
(e)(14)	Emulex Corporation Stock Award Plan for Non-Employee Directors, as amended (incorporated by reference to Appendix B to Emulex’s definitive proxy statement for the 2013 annual meeting of its Shareholders filed with the SEC on October 9, 2012).
(e)(15)	Form of Director Stock Option Agreement and related form of Grant Summary for grants made pursuant to the Stock Award Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to Emulex’s Current Report on Form 8-K filed with the SEC on August 30, 2005).
(e)(16)	Form of Amendment to Incentive Stock Option Agreements under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to Emulex’s 2010 Annual Report on Form 10-K, filed with the SEC on August 26, 2010).
(e)(17)	Executive Incentive Compensation Plan of Emulex, as amended (incorporated by reference to Exhibit 10.1 to Emulex’s Current Report on Form 8-K filed with the SEC on August 25, 2014).
(e)(18)	Form of Emulex Corporation 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2006).
(e)(19)	Form of Notice of Grant of Award and Award Agreement for the granting of Restricted Stock (incorporated by reference to Exhibit 10.2 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2006).
(e)(20)	Offer Letter, dated May 4, 2008, from Emulex to Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to Emulex’s Current Report on Form 8-K filed with the SEC on May 12, 2008).
(e)(21)	Form of Amendment to Non-Qualified Stock Option Agreement under the Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Emulex’s Current Report on Form 8-K filed with the SEC on January 16, 2009).
(e)(22)	Form of Amendment to Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to Emulex’s Current Report on Form 8-K filed with the SEC on January 16, 2009).
(e)(23)	Form of Notice of Grant of Award and Award Agreement for the granting of Restricted Stock Units (incorporated by reference to Exhibit 10.3 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on January 30, 2009).
(e)(24)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on January 30, 2009).

Exhibit No.	Description
(e)(25)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on January 30, 2009).
(e)(26)	Form of Amendment to Restricted Stock Unit Agreements under the Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.52 to Emulex’s 2010 Annual Report on Form 10-K filed with the SEC on August 26, 2010).
(e)(27)	Form of Performance Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.52 to Emulex’s 2012 Annual Report on Form 10-K filed with the SEC on August 30, 2012).
(e)(28)	Employment Letter, dated January 3, 2014, between Emulex and Kyle Wescoat (incorporated by reference to Exhibit 10.1 to Emulex’s Current Report on Form 8-K filed with the SEC on January 7, 2014).
(e)(29)	Severance Agreement, dated January 6, 2014, between Emulex and Kyle Wescoat (incorporated by reference to Exhibit 10.2 to Emulex’s Current Report on Form 8-K filed with the SEC on January 7, 2014).
(e)(30)	Form of Performance Cash Settled Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2013).
(e)(31)	Form of Cash-Settled Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2013).
(e)(32)	Form of Amended and Restated Appendix to Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, Nonqualified Stock Option Agreement, Incentive Stock Option Agreement, Cash-Settled Restricted Stock Unit Award Agreement, and Performance Stock Unit Award Agreement for Change in Control Retention Plan Participants or Employees Covered by a Key Employee Retention Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2013).
(e)(33)	Form of Appendix to Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Emulex’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2013).
(e)(34)	Severance Agreement, dated July 12, 2013, between Emulex and Jeffrey W. Benck (incorporated by reference to Exhibit 10.2 to Emulex’s Current Report on Form 8-K filed with the SEC on July 15, 2013).
(g)	None.
Annex A	Fairness Opinion of Goldman, Sachs & Co., dated February 25, 2015
Annex B	Section 262 of the Delaware General Corporation Law

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EMULEX CORPORATION
By:
Name: Jeffrey W. Benck
Title: President and Chief Executive Officer
Dated: April 7, 2015

Annex A
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL
February 25, 2015
Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Avago”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”) , of Emulex Corporation (the “Company”) of the $8.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 25, 2015 (the “Agreement”), by and among Avago, Emerald Merger Sub, Inc., a wholly owned subsidiary of Avago (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $8.00 in cash per Share for each Share accepted. The Agreement further provides that. following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held in the treasury of the Company, Shares already owned by Avago or any of its direct or indirect wholly-owned subsidiaries, including Acquisition Sub, and dissenting Shares) will be converted into the right to be paid $8.00 in cash.
Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Avago, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses ans1ng, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole bookrunning manager with respect to an offering of the Company’s 1.75% Convertible Senior Notes due November 15, 2018 (aggregate principal amount $175,000,000 in November 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Avago and their respective affiliates for which our Investment Banking Division may receive compensation.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 1O-K of the Company for the five fiscal years ended June 29, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and
Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors
Emulex Corporation
February 25, 2015

current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Avago and its affiliates) of Shares, as of the date hereof, of the $8.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Avago or the ability of the Company or Avago to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.
Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors
Emulex Corporation
February 25, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $8.00 in cash per Share to be paid to the holders (other than Avago and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,

(GOLDMAN, SACHS & CO.)
Securities and Investment Services Provided by Goldman, Sachs & Co.

Annex B
SECTION 262 OF GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.